QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

OSHKOSH CORPORATION
(Name of Subject Company)

OSHKOSH CORPORATION
(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

688239201
(CUSIP Number of Class of Securities)

Bryan J. Blankfield
Executive Vice President, General Counsel and Secretary
Oshkosh Corporation
2307 Oregon Street
P.O. Box 2566
Oshkosh, Wisconsin 54903
(920) 235-9151
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Gary P. Cullen Skadden, Arps, Slate, Meagher & Flom LLP 155 North Wacker Drive Chicago, Illinois 60606 (312) 407-0700	Richard J. Grossman Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, NY 10036 (212) 735-3000	Patrick G. Quick John K. Wilson Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, Wisconsin 53202 (414) 271-2400
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information

Name and Address

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this "Statement") relates is Oshkosh Corporation, a Wisconsin corporation ("Oshkosh" or the "Company"). The Company's principal executive offices are located at 2307 Oregon Street, Oshkosh, Wisconsin 54902. The Company's telephone number at this address is (920) 235-9151.

Securities

        The title of the class of equity securities to which this Statement relates is the Company's common stock, par value $0.01 per share (the "Common Stock" or the "Shares"). All references in this Statement to the "Shares" shall include the associated rights to purchase shares of Series A2 Junior Participating Preferred Stock, par value $0.01 per share (the "Rights"), to be issued pursuant to the Rights Agreement, dated as of October 25, 2012, by and between the Company and Computershare Trust Company, N.A., as rights agent (the "Rights Agreement"). As of September 30, 2012, there were 91,557,770 Shares outstanding, 4,678,834 Shares issuable upon the exercise of outstanding stock options and 343,000 Shares issuable upon the vesting of performance shares at target (potential Shares issued range from 0 to 200 percent of the target awards).

Item 2.    Identity and Background of Filing Person

Name and Address

        The name, business address and business telephone number of the Company, which is the subject company and the person filing this Statement, are set forth in "Item 1. Subject Company Information" above. The Company's website address is www.oshkoshcorporation.com. The information on the Company's website should not be considered a part of this Statement or incorporated herein by reference.

Tender Offer

        This Statement relates to the unsolicited tender offer by IEP Vehicles Sub LLC, a Delaware limited liability company (the "Offeror"), which, according to the Schedule TO (as defined below), is a wholly owned subsidiary of Icahn Enterprises Holdings L.P., a Delaware limited partnership ("Icahn Enterprises Holdings"), and by Icahn Enterprises Holdings as co-bidder, along with other entities affiliated with Carl C. Icahn who may be deemed to be co-bidders, pursuant to which the Offeror has offered to purchase any and all of the issued and outstanding Shares at a price of $32.50 per Share in cash, without interest and less any applicable withholding taxes. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the "Offer." The Offer is subject to the terms and conditions set forth in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the "Schedule TO") filed by the Offeror, Icahn Enterprises Holdings and the other co-bidders that are members of the Icahn Group (as defined below) with the Securities and Exchange Commission (the "SEC") on October 17, 2012.

        The Schedule TO was filed jointly by the Offeror, Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II L.P., Icahn Partners Master Fund III L.P., High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Onshore LP, Icahn Offshore LP, Icahn Capital L.P., IPH GP LLC, Icahn Enterprises Holdings, Icahn Enterprises G.P. Inc., Beckton Corp. and Mr. Icahn, a citizen of the United States of America (collectively, the "Icahn Group").

        According to the Schedule TO, the purpose of the Offer is to acquire any and all Shares validly tendered and not properly withdrawn prior to the expiration date of the Offer, which is midnight, New York City time, on December 3, 2012, unless extended by the Offeror (the "Expiration Date"), and thereby provide immediate liquidity at a premium for those shareholders choosing to tender their Shares. The Offeror has stated that if on the Expiration Date, at least 25% of outstanding Shares are validly tendered in the Offer and not withdrawn, then the Offeror intends to extend the Expiration Date and so long as at least 25% of outstanding Shares remain so tendered in the Offer, the Offeror intends to continue to extend the Offer until the Company holds its 2013 annual meeting of shareholders (the "2013 Annual Meeting").

        The Icahn Group has also stated that it intends to nominate, and solicit proxies for the election of, a slate of nominees (the "Icahn Slate") for election to the board of directors of the Company (the "Board") at the 2013 Annual Meeting. The Icahn Group has further stated that if the Icahn Slate is elected at the 2013 Annual Meeting or otherwise appointed as the entire Board, it expects the new Board (1) to cause the conditions to the Offer relating to Section 180.1141 of the Wisconsin Business Corporation Law (the "Wisconsin Business Combination Statute") and Section 180.1150 of the Wisconsin Business Corporation Law (the "Wisconsin Control Share Statute") to be satisfied so that payment can be made promptly to tendering shareholders in accordance with the terms of the Offer and (2) to spin off the Company's JLG business to the Company's shareholders.

        According to the Schedule TO, if at any time the Shares validly tendered in the Offer and not properly withdrawn which, when added to any Shares already owned by the Offeror and its affiliates, represent at least a majority of outstanding Shares on a fully diluted basis, the Offeror intends to demand that the Board accelerate the date of the 2013 Annual Meeting so that the conditions to the Offer relating to the Wisconsin Business Combination Statute and the Wisconsin Control Share Statute can be satisfied and the Offer can proceed to close quickly in accordance with its terms.

        The Schedule TO provides that the Offer is subject to numerous conditions, including, among others:

  •
  the Icahn Slate having been elected to the Board in its entirety or otherwise having been appointed as the entire Board;

  •
  the purchase of any Shares tendered in the Offer having been approved by the Board so that the provisions of the Wisconsin Business Combination Statute would not, at or following consummation of the Offer, prohibit, restrict or apply to any "business combination" (as defined in Section 180.1140 of the Wisconsin Business Corporation Law) involving the Company and the Offeror or any affiliate or associate of the Offeror;

  •
  the Board having specified that the provisions of the Wisconsin Control Share Statute do not limit or affect the voting power of any of the Shares held by the Offeror or any of its affiliates or associates at or following the consummation of the Offer;

  •
  the Company not having adopted a shareholder rights agreement (which the Board adopted on October 25, 2012);

  •
  conditions relating to the absence of litigation, injunctions and other adverse actions;

  •
  conditions relating to national securities exchanges and the national and global economy;

  •
  conditions relating to the accuracy and completeness of information contained in the Company's filings with the SEC;

  •
  conditions relating to the absence of changes to compensation paid to the Company's employees outside of the ordinary course of business and the adoption of severance payments payable in the event of a termination of employment or change of control of the Company;

  •
  conditions relating to the absence of material adverse effects on the Company or its subsidiaries or on the value of the Shares;

  •
  conditions relating to the issuance of securities by the Company or its subsidiaries;

  •
  conditions relating to certain activities of the Company or its subsidiaries that are outside of the ordinary course of business, including changes in the constituent documents of the Company and its subsidiaries, business combinations, acquisitions or dispositions of assets and material changes in capitalization;

  •
  conditions relating to the proposal, announcement or commencement of a tender offer or exchange offer for the Shares by a party other than the Offeror; and

  •
  conditions relating to antitrust considerations in the United States.

        According to the Schedule TO, all of the conditions to the Offer are for the sole benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such condition. For a full description of the conditions to the Offer, please see Annex A to this Statement. The foregoing summary of the conditions to the Offer does not purport to be complete and is qualified in its entirety by reference to the contents of Annex A to this Statement.

        According to the Schedule TO, the principal business address of the Offeror is 767 Fifth Avenue, 47th Floor, New York, New York 10153, where the business phone number is (212) 702-4300.

        With respect to all information described in this Statement contained in the Schedule TO and any exhibits, amendments or supplements thereto, including information concerning the Icahn Group or their respective affiliates, officers or directors, or actions or events with respect to any of them, the Company takes no responsibility for the accuracy or completeness of such information or for any failure by the Icahn Group to disclose any events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

        Except as described in this Statement or in the excerpts from the Company's Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on December 12, 2011 (the "2012 Proxy Statement"), relating to the Company's 2012 annual meeting of shareholders (the "2012 Annual Meeting"), which excerpts are filed as Exhibit (e)(1) to this Statement and incorporated herein by reference, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) the Company or any of its executive officers, directors or affiliates, or (ii) the Offeror or any of its executive officers, directors or affiliates, on the other hand. Exhibit (e)(1) is incorporated herein by reference and includes the following sections from the 2012 Proxy Statement: "Stock Ownership of Directors, Executive Officers and Other Large Shareholders," "Executive Compensation—Compensation Discussion and Analysis," "Executive Compensation—Summary Compensation Table," "Executive Compensation—Grants of Plan Based Awards," "Executive Compensation—Outstanding Equity Awards at September 30, 2011," "Executive Compensation—Pension Benefits," "Executive Compensation—Non-Qualified Deferred Compensation," "Executive Compensation—Potential Payments Upon Termination or Change in Control," "Executive Compensation—Executive Employment Agreements" and "Director Compensation."

        Any information contained in the sections from the 2012 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with the Offeror

        According to the Schedule TO, affiliates of the Offeror beneficially owned 8,665,260 Shares as of October 17, 2012. The Shares owned by the Offeror represent approximately 9.46% of the issued and outstanding Shares as of September 30, 2012.

Shares Held by Non-Employee Directors and Executive Officers of the Company

        As a group, the non-employee directors and executive officers of the Company hold an aggregate of approximately 627,765 Shares as of October 15, 2012. If the Company's non-employee directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, then they would receive the same cash consideration per Share on the same terms and conditions as the other shareholders of the Company who tender their Shares. If the non-employee directors and executive officers were to tender all of the 627,765 Shares owned by them for purchase pursuant to the Offer and those Shares were purchased by the Offeror for $32.50 per Share, then the non-employee directors and executive officers would receive an aggregate amount of approximately $20.4 million in cash. To the knowledge of the Company, none of the Company's non-employee directors or executive officers currently intends to tender any of their Shares pursuant to the Offer.

Equity-Based Awards Held by Non-Employee Directors and Executive Officers of the Company

        Set forth below is a discussion of the treatment in connection with the Offer of various equity incentive compensation awards held by the Company's non-employee directors and executive officers. For purposes of valuing the amount of benefits that could be realized by the non-employee directors and executive officers in respect of such awards in connection with the Offer, the discussion below assumes that the non-employee directors and executive officers will receive the same $32.50 per Share consideration being offered to all other shareholders of the Company in connection with the Offer. The Offer, if consummated according to its terms, would constitute a change in control of the Company as defined in the plans under which the awards were granted.

  Treatment of Stock Options

        The Company has granted stock option awards to its executive officers and non-employee directors under the Oshkosh Corporation 1990 Incentive Stock Plan, the Oshkosh Corporation 2004 Incentive Stock and Awards Plan, and the Oshkosh Corporation 2009 Incentive Stock and Awards Plan, as amended and restated. Under each plan, upon a change in control of the Company (as defined in the plans), all stock option awards will fully vest and immediately become exercisable. Under the Oshkosh Corporation 2004 Incentive Stock and Awards Plan and the Oshkosh Corporation 2009 Incentive Stock and Awards Plan, the individual holding the option award will have the right to receive, in exchange for surrender of each option, an amount of cash equal to the excess, if any, of the fair market value of a Share as determined on the date of exercise over the exercise price of the option.

        The following table summarizes, with respect to (i) each named executive officer of the Company, (ii) the other executive officers of the Company as a group and (iii) each non-employee director of the Company, the cash consideration that would be payable upon surrender of stock options held by the executive officers and non-employee directors as of October 15, 2012, valued at the amount by which the Offer price of $32.50 exceeds the exercise price of the options, which consideration would be subject to applicable withholding taxes.

Name of Executive Officer or Director	Shares Subject to Vested Stock Options (#)	Cash Consideration for Vested Stock Options ($)	Shares Subject to Unvested Stock Options (#)	Cash Consideration for Unvested Stock Options ($)
Charles L. Szews(1)	361,134	2,515,894	—	—
David M. Sagehorn	205,466	2,158,391	104,334	772,079
Wilson R. Jones	114,832	1,083,422	83,668	526,058
Bryan J. Blankfield	250,166	2,134,189	48,834	366,144
Joseph H. Kimmitt	167,966	1,131,027	42,734	303,407
Other Executive Officers (11 individuals)	507,159	3,777,462	332,341	2,390,558
Richard M. Donnelly	26,616	98,984	2,434	—
Michael W. Grebe	38,616	301,544	2,434	—
Peter B. Hamilton	500	1,225	1,000	2,450
Kathleen J. Hempel	38,616	301,544	2,434	—
Leslie F. Kenne	1,024	651	2,051	1,309
Harvey N. Medvin	15,816	63,830	2,434	—
J. Peter Mosling, Jr.	26,616	98,984	2,434	—
Craig P. Omtvedt	6,916	63,830	2,434	—
Duncan J. Palmer	500	1,225	1,000	2,450
John S. Shiely	—	—	—	—
Richard G. Sim	38,616	301,544	2,434	—
William Scott Wallace	833	—	1,667	—

(1)
Mr. Szews does not have any unvested stock options for the reasons described below under "—Equity-Based Awards for Mr. Szews."

  Treatment of Restricted Stock and Performance Shares

        The Company has granted restricted stock awards to its executive officers and non-employee directors under the Oshkosh Corporation 2009 Incentive Stock and Awards Plan. Under this plan and the related award agreements, effective upon a change in control of the Company, any shares of restricted stock that have not vested will vest and the award holder will have the right to receive, in exchange for surrender of such shares of restricted stock, an amount of cash equal to the greater of (i) the fair market value of a Share as determined on the date of the change in control, (ii) the highest per Share price paid in the change in control transaction or (iii) the fair market value of a Share calculated on the date of surrender.

        The Company has granted performance share awards to its executive officers under the Oshkosh Corporation 2004 Incentive Stock and Awards Plan and the Oshkosh Corporation 2009 Incentive Stock and Awards Plan. Under these plans and the related award terms, effective upon a change in control of the Company that occurs during the performance period in respect of an award, the executive will be fully vested in the number of Shares calculated as if the performance period ended on the date of the change in control.

        The following table summarizes, with respect to (i) each named executive officer of the Company and (ii) the other executive officers of the Company as a group, the cash consideration that would be payable, based on the Offer price of $32.50 per Share, in respect of the restricted stock and performance shares held by such executive officers that were unvested as of October 15, 2012, which amounts would be subject to applicable withholding taxes. None of the non-employee directors of the Company had unvested restricted stock as of October 15, 2012.

Name of Executive Officer	Shares of Unvested Restricted Stock (#)	Cash Consideration for Unvested Restricted Stock ($)	Unvested Performance Shares (#)	Cash Consideration for Unvested Performance Shares ($)
Charles L. Szews(1)	—	—	—	—
David M. Sagehorn	45,001	1,462,533	105,000	3,412,500
Wilson R. Jones	59,501	1,933,783	82,000	2,665,000
Bryan J. Blankfield	17,667	574,178	48,000	1,560,000
Joseph H. Kimmitt	13,000	422,500	37,000	1,202,500
Other Executive Officers (11 individuals)	188,141	6,114,586	298,000	9,685,000

(1)
Mr. Szews does not have any unvested restricted stock or performance shares for the reasons described below under "—Equity-Based Awards for Mr. Szews."

  Equity-Based Awards for Mr. Szews

        In fiscal 2012, Mr. Szews declined equity compensation for the third consecutive year (September 2010, September 2011, and September 2012) so that the Company could provide retention awards to key executives and senior managers in September 2010 and to limit total awards to named executive officers and other officers in all three years to permit higher returns for the Company's shareholders at the depths of the recession in the Company's markets. Mr. Szews' decision to forgo any equity compensation awards allowed the Company to avoid approximately $15 million of pre-tax costs related to such awards, assuming that the Company would have made such awards at the 50th percentile of awards to chief executive officers at similarly-sized companies. The Human Resources Committee of the Board plans to periodically revisit this subject, which may result in the Human Resources Committee awarding equity-based incentive awards to Mr. Szews during this fiscal year. It is important to note that Mr. Szews beneficially owned 511,692 Shares as of October 15, 2012, including 15,000 Shares that Mr. Szews purchased on the open market during fiscal 2012, which provides a substantial alignment with shareholder interests.

Other Potential Severance and Change in Control Benefits of Executive Officers

  Key Executive Employment and Severance Agreements

        The Company currently has in effect Key Executive Employment and Severance Agreements ("KEESAs") with its executive officers (other than Colleen R. Moynihan, who has an agreement with the Company described below under "—Separate Agreement with Ms. Moynihan"). Under the KEESAs, after a change in control of the Company (as defined in the KEESAs), if the Company terminates the executive's employment other than by reason of death or disability or for cause (as defined below), then the executive is entitled to a cash termination payment and other benefits. The executive is also entitled to a cash termination payment and other benefits if, after the change in control of the Company, the executive terminates his or her employment for good reason (as defined below). The Offer, if consummated according to its terms, would constitute a change in control of the Company as defined in the KEESAs. The termination payment under the KEESAs will be equal to the sum of the executive's annual salary in effect at the change in control (or any subsequent higher salary) plus the highest annual bonus award paid during the three years before the change in control, multiplied by the number of years remaining in the employment period specified in the KEESA (up to three but not less than one for certain executive officers, up to two but not less than one for other executive officers, and one for the remaining executive officers, in each case as designated by footnote in the table below). The amounts in the table below assume the maximum three years, two years or one year remaining in the employment period. If an executive with a maximum three-year employment period is entitled to a cash termination payment, then the executive also is entitled to (i) additional pension benefits under the Company's qualified and nonqualified pension plans (including the Company's Executive Retirement Plan) equal to the difference between the amount the executive would actually be entitled to receive on retirement and the amount the executive would have been entitled to receive had the executive continued to work until the earlier of age 65 or the number of years remaining in the employment period (up to three) and (ii) payment until the executive's unreduced social security age of the difference between the unreduced social security benefit payable to the executive if the executive's employment continued until the executive's unreduced social security age and the actual social security benefit payable to the executive at the end of the employment period. In addition, the KEESAs provide for outplacement services for two years and continuation of life, hospitalization, medical and dental insurance and other welfare benefits for up to three years, two years or one year, in each case as designated by footnote in the table below. The KEESAs also require payment of a pro rata portion to the termination date of the aggregate value of all contingent bonuses or incentive compensation awards to the executive for all uncompleted periods, calculated as if the target or expected performance goals with respect to such award had been attained. However, assuming the Offer was consummated on October 15, 2012, since no bonus targets had been approved for the Company's fiscal year 2013 prior to October 15, 2012, no amounts would be payable under this provision.

        The KEESAs for executives with the maximum three-year employment periods provide that, if the payments under the KEESA would be considered "excess parachute payments" for purposes of the Internal Revenue Code, then the Company will pay the executive the amount necessary to offset the 20% excise tax that the Internal Revenue Code imposes and any additional taxes on this payment. To the extent that payments to other executives under their KEESAs would be considered "excess parachute payments," the payments will be reduced to the highest amount at which they are no longer considered excess parachute payments, or the executive will receive the full payment and be personally liable for the excise tax, whichever produces the larger after-tax benefit to the executive. The KEESAs for all executives are intended to operate so that payments under the KEESA are not income includible under Section 409A for purposes of the Internal Revenue Code. However, if for some reason payments under the KEESA are nonetheless "income includible under Section 409A," then the Company can be obligated to pay the executive the 20% additional income tax that Internal Revenue Code Section 409A imposes and interest and any additional taxes on this payment.

        Under the KEESAs, the term "cause" generally means:

  •
  committing any act of fraud, embezzlement or theft in connection with the executive's duties as an executive officer;

  •
  continuing, willful and unreasonable refusal by an executive to perform duties or responsibilities;

  •
  willfully engaging in illegal conduct or gross misconduct that causes the Company demonstrable and serious financial injury;

  •
  willfully disclosing the Company's trade secrets or confidential information; or

  •
  engaging in competition with the Company that the Board of Directors determines to be materially harmful to the Company.

        Under the KEESAs, the term "good reason" generally means:

  •
  a breach of the agreement by the Company;

  •
  any reduction in an executive's base salary, percentage of base salary available as incentive compensation or bonus opportunity or benefits;

  •
  a material adverse change in the executive's working conditions or status with the Company from such working conditions or status in effect during the 180-day period prior to the change in control, including but not limited to a significant change in the nature or scope of his or her authority, powers, functions, duties or responsibilities or a significant reduction in the level of support services, staff, secretarial and other assistance, office space and accoutrements, but in each case excluding for this purpose an isolated, insubstantial and inadvertent event not occurring in bad faith that the Company remedies promptly after receipt of notice thereof;

  •
  relocation of the executive's principal place of employment to a location more than 50 miles from the executive's principal place of employment during the 180-day period prior to the change in control;

  •
  the Company requires the executive to travel on business to a materially greater extent than was required during the 180-day period prior to the change in control;

  •
  the Company's failure to cause a successor to assume an executive's agreement; or

  •
  the Company's termination of the executive's employment after a change in control without delivering proper notice of termination.

        Under the KEESAs, prior to or simultaneously with a change in control over which the Company has control or within three business days of any other change in control, the Company is required to establish an irrevocable grantor trust (also known as a "rabbi trust") for the benefit of executives of the Company who are parties to KEESAs for the sole purpose of (i) holding assets equal in value to the present value at any time after a change in control of the maximum amount of severance benefits to which the executive may be entitled under the KEESA and (ii) distributing such assets as their payment becomes due. At the same time, the Company is required to fund such trust with cash or marketable securities having the value described in clause (i).

        In consideration of the KEESA benefits, each executive officer party to a KEESA agrees not to compete with the Company for a period of 18 months after termination of employment and to keep in confidence any proprietary information or confidential information for a period of 18 to 24 months after termination of employment.

  Separate Agreement with Ms. Moynihan

        An offer letter that the Company and Ms. Moynihan have executed provides that, upon a termination of Ms. Moynihan's employment with the Company without cause or for good reason (as defined in the offer letter), Ms. Moynihan will receive severance equal to twelve month's base salary plus target bonus.

  Oshkosh Corporation Executive Retirement Plan

        Upon a change in control of the Company, executives who participate in the Company's Executive Retirement Plan receive accelerated vesting of their benefits under the Plan. Furthermore, if the Company terminates such an executive's employment for any reason following the change in control, the executive will be entitled to receive a single lump sum cash payment equal to the present value (as determined under the Executive Retirement Plan) of the executive's earned and vested benefits under the Executive Retirement Plan through December 31, 2004, within 60 days after the termination of the executive's employment. Such an executive will also be entitled to receive a single lump sum cash payment equal to the present value (as determined under the Executive Retirement Plan) of the executive's earned and vested benefits under the Executive Retirement Plan for the period commencing January 1, 2005, within 60 days of the change in control. The Offer, if consummated according to its terms, would constitute a change in control of the Company as defined in the Executive Retirement Plan.

  Treatment of Annual Cash Incentive Awards

        Under the Oshkosh Corporation 2009 Incentive Stock and Awards Plan, upon a change in control of the Company, for any annual cash incentive award that an executive officer has not earned prior to the change in control, the executive officer is entitled to receive a proportionate amount of the executive's annual cash incentive target award opportunity, based on the number of whole months that have elapsed in the fiscal year prior to the change in control. The Offer, if consummated according to its terms, would constitute a change in control of the Company as defined in the plan, but assuming the Offer was consummated on October 15, 2012, since no whole months would have elapsed in fiscal year 2013 prior to October 15, 2012, no amounts would be payable under this provision of the annual cash incentive award.

  Treatment of Deferred Compensation

        The Company's executive officers may elect to participate in the Company's Deferred Compensation Plan for Directors and Executive Officers, which is a non-qualified, unfunded retirement savings plan. Under the Deferred Compensation Plan, each executive officer may defer earned base salary and annual cash incentive awards, as well as restricted stock grants and performance shares.

        An executive officer participating in the Deferred Compensation Plan may elect to have his or her deferrals of earned base salary and annual cash incentive awards credited to a fixed income investment account or a stock account. Deferrals credited to a fixed income investment account earn interest at the prime rate as published in The Wall Street Journal on the last business day of the immediately preceding plan year quarter, plus 1%. Deferrals credited to a stock account are treated as though invested in Shares. Any dividends earned on Shares are reinvested in each executive officer's stock account.

        Payments from the Deferred Compensation Plan may be made in a lump sum or in annual installments for up to ten years at the election of the executive officer. Payments generally initiate upon the executive officer separating from service with the Company. However, in the event of a change in control of the Company, the Company will pay out the accounts of all executives in a single lump sum cash payment. The Offer, if consummated according to its terms, would constitute a change in control of the Company as defined in the Deferred Compensation Plan.

  Mr. Szews' Employment Agreement

        The Company currently has an employment agreement with Mr. Szews. Under the employment agreement, the Company has the right to terminate Mr. Szews' employment at any time. If the Company terminates Mr. Szews' employment without cause or Mr. Szews terminates his employment for good reason, then, provided that Mr. Szews executes a release of claims against the Company, Mr. Szews will generally be entitled to receive as severance pay, in lieu of base salary and bonus for the remaining term of the employment agreement, an amount equal to the sum of (i) the product of two times the sum of (A) Mr. Szews' then current base salary, plus (B) a representative annual bonus amount for Mr. Szews, plus (ii) if Mr. Szews will not receive a bonus with respect to the fiscal year in which such termination occurs under the bonus plan then in effect solely as a result of the termination of Mr. Szews' employment, a pro rata bonus for the fiscal year in which the termination occurs in an amount based upon the bonus (if any) that Mr. Szews would have received had he remained employed through the entire fiscal year. If Mr. Szews is entitled to severance pay, then, for no additional consideration, Mr. Szews is obligated to make himself available to consult with and otherwise assist or provide general advice to the Company's then Chief Executive Officer and to the Board of Directors as and at such times as they may reasonably request during the two-year period after the date of termination of Mr. Szews' employment. If there is a change in control of the Company for purposes of Mr. Szews' KEESA at a time that the KEESA is in effect, then the rights and obligations of the

Company and Mr. Szews in respect of his employment are to be determined in accordance with the KEESA rather than under the employment agreement.

        In consideration of the benefits provided to Mr. Szews in his employment agreement, Mr. Szews entered into a confidentiality and loyalty agreement with the Company whereby he agrees not to compete with the Company for a period of 18 months after the termination of his employment and to keep in confidence any proprietary information or confidential information for a period of two years after the termination of his employment. In this agreement, Mr. Szews also agrees not to solicit the Company's employees and to notify the Company before accepting employment with a competitor of the Company for a period of 18 months after the termination of his employment.

        Assuming the employment of the Company's executive officers had been terminated following a change in control of the Company by the Company without cause or by the executive officer for good reason on October 15, 2012, (i) each named executive officer of the Company and (ii) the other executive officers of the Company as a group would have been entitled to the following payments and benefits (determined without regard to (i) any equity incentive awards, which are described above, (ii) any tax reimbursements, which are only applicable to the named executive officers and are set forth in "Item 8. Additional Information—Golden Parachute Compensation" and "Item 8. Additional Information—Narrative to Golden Parachute Compensation Table" of this Statement and (iii) any reduction as a result of payments being considered "excess parachute payments" as described under "—Key Executive Employment and Severance Agreements" above).

Name	Cash Termination Payment ($)	Continued Insurance Coverage ($)	Outplacement Services ($)	Legal and Accounting Advisor Services ($)	Unvested Retirement Benefits ($)	Additional Retirement Benefits ($)	Total ($)
Charles L. Szews(1)	7,052,409	66,070	150,000	10,000	—	3,321,432	10,599,911
David M. Sagehorn(1)	3,402,915	64,040	86,445	10,000	268,654	1,356,193	5,188,247
Wilson R. Jones(2)	1,917,554	41,415	86,250	5,000	266,527	—	2,316,746
Bryan J. Blankfield(1)	2,878,623	70,259	67,188	10,000	—	1,368,340	4,394,410
Joseph H. Kimmitt(1)	2,639,187	5,593	61,600	10,000	—	638,887	3,355,267
Other Executive Officers (11 individuals)(2)(3)	11,001,682	337,692	535,433	50,000	922,015	—	12,846,822

(1)
Indicates a maximum three-year employment period under the executive's KEESA.

(2)
Indicates a maximum two-year employment period under the executive's KEESA.

(3)
Indicates a maximum one-year employment period under the executive's KEESA.

Director Compensation

  Retainer and Meeting Fees

        Each non-employee director, other than Mr. Donnelly, is entitled to receive an annual retainer of $85,000. Mr. Donnelly is entitled to receive an annual retainer of $150,000 in recognition of his position as Chairman of the Board. The Chairpersons of the Audit Committee and the Human Resources Committee receive an additional annual retainer of $15,000, and the Chairperson of the Governance Committee receives an additional annual retainer of $10,000. Committee members receive an additional fee of $13,500 per calendar year for each Committee on which they serve. Additionally, the Company reimburses directors for reasonable travel and related expenses that they incur in attending meetings of the Board of Directors and Board committees as well as continuing education programs.

  Restricted Stock Awards

        The Company generally grants shares of restricted stock to the non-employee directors at the meeting of the Board of Directors held on the date of the Company's annual meeting of shareholders, or at the time a director joins the Board of Directors. Upon election at the 2012 Annual Meeting, the Company granted to each of its then non-employee directors 5,000 shares of restricted stock under the Oshkosh Corporation 2009 Incentive Stock and Awards Plan, which were subject to certain limited restrictions on transfer that have since expired.

  Deferred Compensation Plan

        The Company's non-employee directors may elect to participate in the Company's Deferred Compensation Plan for Directors and Executive Officers, under which each director may defer up to 100% of all retainer fees, attendance fees and fees for serving as a committee chair. The Company will reduce the fees paid to each director by the amount of all deferrals made on his or her behalf.

        A director participating in the Deferred Compensation Plan may elect to have his or her deferrals credited to a fixed income investment account or a stock account. Deferrals credited to a fixed income investment account earn interest at the prime rate as published in The Wall Street Journal on the last business day of the immediately preceding plan year quarter, plus 1%. Deferrals credited to a stock account are treated as though invested in Shares. Any dividends earned on Shares are reinvested in each director's stock account.

        Payments from the Deferred Compensation Plan may be made in a lump sum or in annual installments for up to ten years at the election of the director. Payments generally initiate upon the director ceasing to be a member of the Board of Directors. However, in the event of a change in control of the Company, the Company will pay out the accounts of all directors in a single lump sum cash payment. The Offer, if consummated according to its terms, would constitute a change in control of the Company as defined in the Deferred Compensation Plan.

Indemnification of Directors and Officers; Limitation on Liability of Directors

        The Wisconsin Business Corporation Law (the "WBCL") provides that the Company must indemnify a director or officer for certain expenses and liabilities (a) to the extent that such officers or directors have been successful on the merits or otherwise in the defense of a proceeding and (b) in proceedings in which the director or officer is not successful in defense thereof, unless (in the latter case only) it is determined that the director or officer breached or failed to perform duties to the Company and such breach or failure constituted: (i) a willful failure to deal fairly with the Company or its shareholders in connection with a matter in which the director or officer has a material conflict of interest; (ii) a violation of the criminal law unless the director or officer had reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe that his or her conduct was unlawful; (iii) a transaction from which the director or officer derived an improper personal profit; or (iv) willful misconduct. The WBCL also provides that the Company may pay or reimburse the reasonable expenses as incurred of a director or officer who is a party to a proceeding.

        Article VII of the Company's By-Laws requires that the Company must, to the fullest extent permitted or required by the WBCL, including any amendments to the WBCL (but only to the extent an amendment permits or requires the Company to provide broader indemnification rights than prior to the amendment), indemnify the Company's directors and officers against any and all liabilities, and pay or reimburse any and all properly documented reasonable expenses, incurred in any proceedings to which any director or officer is a party because he or she is or was a director or officer. The Company may, but is not required to, supplement the rights to indemnification against liabilities and allowance of expenses under the Company's By-Laws by the purchase of insurance on behalf of any one or more of the directors, officers or employees, whether or not it would be required or permitted to indemnify or allow expenses to a director, officer or employee.

        The indemnification provided by the WBCL and the Company's By-Laws is not exclusive of any other rights to which a director or officer may be entitled. The general effect of the indemnification provisions may be to reduce the circumstances in which an officer or director may be required to bear the economic burden of the liabilities and expense.

        The Company maintains a liability insurance policy for its directors and officers as permitted by the WBCL and the Company's By-Laws.

        Under the WBCL, directors of the Company are not personally liable to the Company, its shareholders or any person asserting rights on behalf of the Company or its shareholders for breaches or failures to perform any duty resulting solely from their status as such directors unless the person asserting liability proves that the breach or failure to perform constitutes any of the following: (i) a willful failure to deal fairly with the Company or its shareholders in connection with a matter in which the director has a material conflict of interest; (ii) a violation of the criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful; (iii) a transaction from which the director derived an improper personal profit; or (iv) willful misconduct.

Item 4.    The Solicitation or Recommendation

Solicitation/Recommendation

        The Board has reviewed the Offer with the assistance of the Company's management and legal and financial advisors and, after careful consideration, the Board has unanimously determined that the Offer is inadequate, undervalues the Company and is not in the best interests of the Company and its shareholders. Accordingly, and for the reasons described in more detail below, the Board of Directors of the Company unanimously recommends that you REJECT the Offer and NOT TENDER your Shares pursuant to the Offer.

        If you have tendered any of your Shares, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker or the Company's information agent, Innisfree M&A Incorporated ("Innisfree"), at the contact information below:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Shareholders May Call Toll-Free: (877) 750-9499
Banks & Brokers May Call Collect: (212) 750-5833

        A copy of a letter to shareholders communicating the Board's recommendation and a form of press release announcing such recommendation are filed as Exhibits (a)(4) and (a)(5) hereto, respectively, and are incorporated herein by reference.

Background of the Offer; Reasons for Recommendation

        Background

        On June 30, 2011, Mr. Icahn and certain of his affiliates filed a Schedule 13D with the SEC reporting a 9.51% ownership stake in the Company and indicating that Mr. Icahn intended to have conversations with the Company's management to discuss enhancing shareholder value. Mr. Icahn's filing was preceded by a call to Mr. Szews to inform him of the filing. Two weeks later, a representative of Mr. Icahn notified the Company pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), of (i) Mr. Icahn's "present good faith intention to acquire voting securities of [the Company] in an amount exceeding $131.9 million but less than $659.5 million of the outstanding voting securities of [the Company], depending upon various factors including market conditions," and (ii) Mr. Icahn's filing of a notification with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "DOJ") with respect to such acquisition.

        During the three-month period following the initial Schedule 13D filing, Mr. Szews and Mr. Sagehorn, with the concurrence of the Board, had several conversations and in-person meetings with Mr. Icahn and his representatives. The Company's management engaged in these interactions hoping to learn Mr. Icahn's ideas for creating long-term value for the Company's shareholders and the basis for those ideas. Mr. Icahn and his representatives did not offer any concrete or consistent ideas over the course of these conversations and meetings, but rather mentioned a diverse array of ideas without providing the Company with analyses to support them, including exploring consolidation of the defense industry, a leveraged buyout, alternatives for JLG, strategic alternatives generally (but mainly focusing on consolidation of the defense industry), cost reduction strategies, acquisitions and stock repurchases. Mr. Icahn and his representatives also made many statements in support of the Company's management, which Mr. Icahn acknowledged was unusual for him, and of each of the four key elements of the Company's MOVE strategy over the course of such conversations and meetings.

        Also during the three-month period following the initial Schedule 13D filing, Mr. Icahn and his representatives requested that the Board waive the protections of the Wisconsin Business Combination Statute to permit Mr. Icahn to purchase additional Shares with the result that such purchases would not subject him to restrictions under the statute, subject to a limitation of 20% of the outstanding Shares. The Wisconsin Business Combination Statute restricts 10% or greater shareholders from entering into certain types of business combination transactions with the Company for a period of three years after the 10% threshold is crossed if the Board does not approve the acquisition or the specific transaction in advance of the threshold being crossed. After careful consideration of Mr. Icahn's requests and consultations with its legal and financial advisors, the Board determined it would not be in the best interests of the Company's other shareholders to waive the valuable protections of the Wisconsin Business Combination Statute without understanding Mr. Icahn's intentions for his investment in the Company and without alternative mechanisms in place to protect the interests of the Company's other shareholders from potentially coercive actions by a greater than 10% shareholder. The Board also considered adopting a shareholder rights plan on several occasions during this period, but decided that adopting a shareholder rights plan was not necessary at that time to protect the interests of the Company's shareholders.

        On October 27, 2011, Mr. Icahn called Mr. Szews and requested that the Board waive the protections of the Wisconsin Business Combination Statute for his purchase of up to 14.99% of outstanding Shares as a means to avoid a proxy contest at the Company's 2012 Annual Meeting, and stated that he would probably nominate six candidates for election at the 2012 Annual Meeting if the Board did not grant the waiver. The Board met telephonically on October 31, 2011 and again decided, after careful consideration, that it was not in the best interests of the Company's other shareholders to waive the valuable protections of the Wisconsin Business Combination Statute without understanding Mr. Icahn's intentions for his investment in the Company and without alternative mechanisms to protect the interests of the Company's other shareholders. Also, the Board again considered the adoption of a shareholder rights plan and concluded that it was not necessary at that time to protect the interests of the Company's shareholders.

        On November 1, 2011, Mr. Szews contacted Mr. Icahn and one of his representatives to discuss the conditions under which the Board would waive the Wisconsin Business Combination Statute as requested by Mr. Icahn. Mr. Szews, at the direction of the Board, and Mr. Icahn attempted to negotiate a solution that would maintain the statutory protections, but Mr. Icahn refused to meet certain minimum conditions that the Board believed were essential to protect the interests of the Company's other shareholders.

        On November 4, 2011, Mr. Icahn delivered notice of an intent to nominate six candidates for election to the Company's thirteen-member Board at the 2012 Annual Meeting. Four of Mr. Icahn's six nominees were employees of Mr. Icahn or his affiliates.

        In December 2011, Mr. Icahn promoted a merger of the Company and Navistar International Corporation ("Navistar"), of which he was an approximately 10% beneficial owner, first publicly via a television interview on December 6, 2011 and then in an amendment to his Schedule 13D and later in private with Mr. Szews. On December 16, 2011, Mr. Szews and Mr. Sagehorn met with Mr. Icahn and certain of his representatives in New York City. At that meeting, the Company's representatives sought to understand Mr. Icahn's analysis that led him to recommend a merger with Navistar. The Company's representatives also discussed a potential Board seat in exchange for Mr. Icahn's agreement to terminate the proxy contest. Mr. Icahn instead renewed his demand that the Company waive the Wisconsin Business Combination Statute to allow him to purchase this time up to 20% of outstanding Shares in addition to giving him disproportionate Board representation. No agreement was reached. Within the following month, Mr. Icahn switched his focus from a potential strategic transaction between the Company and Navistar to a disposition of JLG.

        On January 21, 2012, Richard M. Donnelly, the Company's nonexecutive, independent Chairman of the Board, had a telephonic discussion with Mr. Icahn regarding the possibility of providing Mr. Icahn Board representation in an effort to end the proxy contest, but no settlement was reached.

        The Company held the 2012 Annual Meeting on January 27, 2012. The Company's shareholders did not elect any of Mr. Icahn's six nominees to the Board.

        On April 10, 2012, the Board, members of the Company's management and representatives from Goldman, Sachs & Co. ("Goldman Sachs") convened a telephonic Board meeting to review the Company's recent performance, long-term projections, shareholder communications plans and strategic alternatives.

        On July 16, 2012, the Board and members of the Company's management convened in person at a regularly scheduled Board meeting to discuss the Company's business strategy. Representatives from Goldman Sachs and Skadden, Arps, Slate Meagher & Flom LLP ("Skadden") joined the meeting to review the state of the mergers and acquisitions market, Mr. Icahn's recent activities with other companies, considerations for the upcoming proxy season, the Company's structural takeover defenses and the terms of a potential shareholder rights plan that the Board had previously authorized maintaining "on the shelf" as a contingency. Skadden also reviewed the Board's fiduciary duties.

        On August 9, 2012, consistent with the Company's practice of discussing its quarterly results with its largest shareholder, Mr. Szews, Mr. Sagehorn and Mr. Patrick N. Davidson, the Company's Vice President, Investor Relations, called two of Mr. Icahn's representatives, Mr. Vincent Intrieri and Mr. Samuel Merksamer, to discuss the Company's third quarter results. During the call, Mr. Intrieri stated that the Company's issues were structural, not operational. Mr. Intrieri further stated that JLG's performance had improved enough for a spin-off to be technically feasible and that the Company should immediately conduct a strategic review of a spin-off of JLG to the Company's shareholders. Later that day, Mr. Icahn filed an amendment to his Schedule 13D disclosing his suggestion that the Company spin off JLG.

        On September 14, 2012, the Company hosted an Analyst Day attended by multiple sell-side research analysts who regularly cover the Company's stock and by representatives of many of the Company's shareholders, including Mr. Merksamer. The Company disclosed its target of doubling its earnings per share by fiscal 2015 to $4.00-$4.50 per share compared to its then-current fiscal 2012 earnings per share expectations, yielding a 23%-30% compound annual growth rate in earnings per share. Over the course of the day, members of the Company's management described to shareholders and analysts the Company's roadmap for achieving its target through the continued execution of the

MOVE strategy, as further described in "Reasons for the Recommendation" below. Also over the course of the day, Mr. Merksamer had discussions with Mr. Szews, Mr. Donnelly and other Company representatives primarily regarding the Company's defense segment and the 2013 Annual Meeting.

        On September 26, 2012, Mr. Szews, Mr. Sagehorn and Mr. Donnelly met with Mr. Icahn, Mr. Intrieri and Mr. Merksamer in New York City. The Company's representatives described what the Company believes was a successful Analyst Day on September 14, 2012 and the progress being made under the MOVE strategy. Mr. Icahn indicated that he was not satisfied and then Mr. Icahn demanded that the Company be broken apart and stated his belief that if the Company followed his advice, the Shares were worth a lot more than the Offer price contained in his subsequent Offer. Mr. Icahn did not provide analyses to support his demand. Mr. Icahn made other statements indicating his view that the value of the Shares was significantly in excess of the Offer price contained in his subsequent Offer. Mr. Icahn then discussed various options he was considering, including commencing a tender offer and/or a proxy contest at the 2013 Annual Meeting or a demand for two Board seats and that the Board waive the protections of the Wisconsin Business Combination Statute to allow him to purchase up to 20% of the outstanding Shares.

        Following the meeting with Mr. Icahn, Mr. Szews spoke telephonically with Mr. Donnelly and all other directors to describe the various options discussed with Mr. Icahn. The directors confirmed the view that, should Mr. Icahn demand two Board seats and a waiver of the Wisconsin Business Combination Statute, it would not be in the best interests of the Company's other shareholders. On October 5, 2012, Mr. Icahn, Mr. Intrieri and Mr. Merksamer called Mr. Szews requesting the Board's decision on granting him two Board seats and waiving the Wisconsin Business Combination Statute. Later in the day, Mr. Szews called Mr. Icahn to inform him of the Board's decision.

        On October 11, 2012, Mr. Icahn publicly announced his intention to commence the Offer and to nominate a slate of directors for election at the 2013 Annual Meeting. Mr. Icahn's announcement noted that the potential offer would be conditioned on Mr. Icahn's proposed slate of directors being elected at the 2013 Annual Meeting so that they could remove impediments to the potential offer under Wisconsin law. Later in the day on October 11, 2012, the Company issued a press release acknowledging Mr. Icahn's announcement and advising the Company's shareholders to take no action pending a review of the potential offer by the Board.

        On October 15, 2012, the Board met telephonically with management and representatives of Goldman Sachs, Skadden and Foley & Lardner LLP ("Foley") to review and discuss, among other things, the Company's operational performance and financial forecasts. The Board reviewed, and also discussed with management and its financial and legal advisors, market and shareholder reaction to the potential offer as well as the terms and conditions of the potential offer that were included in Mr. Icahn's October 11, 2012 announcement. Skadden and Foley also reviewed the Board's fiduciary responsibilities and certain legal matters in connection with the potential offer. Together with its legal and financial advisors, the Board considered possible actions in light of the announcement of the potential offer, including the potential adoption of a shareholder rights plan. Skadden provided a review of a draft shareholder rights plan and the Board's fiduciary duties in connection with the decision whether to adopt such a plan. The Board then reviewed with its financial and legal advisors some of the factors that may be relevant in determining whether it was appropriate to adopt a rights plan and various other considerations in connection with the adoption of a rights plan.

        On October 17, 2012, Mr. Icahn, together with certain of his affiliates, commenced the Offer by filing the Schedule TO with the SEC.

        On October 22, 2012, the Board again met telephonically with management and representatives of Goldman Sachs, Skadden and Foley to review in detail the terms of the Offer and certain considerations relating to the Offer. During this meeting, representatives of Goldman Sachs discussed their preliminary financial analysis of the Offer. At the meeting, the Board again considered reasons to adopt a shareholder rights plan. Goldman Sachs, Skadden and Foley again discussed with the Board some of the key variables of, and other considerations in connection with, shareholder rights plans. After careful consideration and deliberation, the Board adjourned with plans to reconvene three days later.

        On October 25, 2012, the Board again met telephonically with management and representatives of Goldman Sachs, Skadden and Foley. The Board continued its consideration of various factors relating to the Offer and the adoption of a shareholder rights plan. At such meeting, Goldman Sachs rendered an oral opinion to the Board, subsequently confirmed in writing, that as of October 25, 2012, and based upon and subject to the factors and assumptions set forth in its written opinion, the consideration proposed to be paid to the holders (other than the Icahn Group and any of its affiliates) of Shares pursuant to the Offer was inadequate from a financial point of view to such holders. After extensive discussion, the Board unanimously (with one director, who expressed full support for the Board's actions and determinations, absent from the meeting) determined (1) that the Offer is inadequate, undervalues the Company and is not in the best interests of the Company and its shareholders, (2) that the Board would recommend that shareholders reject the Offer and not tender their Shares into the Offer and (3) that it was in the best interests of the Company and its shareholders to adopt the Rights Agreement, which has a duration of one year and a "flip in" threshold of 10% (other than for Schedule 13G filers who would have a 15% threshold). A description of the Rights Agreement is set forth in "Item 8. Additional Information—Rights Agreement" hereof.

        On October 26, 2012, the Company issued a press release announcing the Board's recommendation that shareholders reject the Offer and not tender their Shares into the Offer and the adoption of the Rights Agreement. The Company stated in the press release that the Rights Agreement was intended to enable all shareholders to realize the long-term value of their investment in the Company and protect them from unfair or coercive takeover tactics. The Company also stated that the Rights Agreement was intended to deter such tactics and provide the Board with sufficient time to respond to such tactics and did not prevent the Board from considering or accepting a future offer for the Company if the Board believed such action was fair, advisable and in the best interests of its shareholders. The Company also announced earnings for its fourth fiscal quarter and full fiscal year ended September 30, 2012, certain elements of which are described below.

  Reasons for the Recommendation

        In reaching the conclusions and in making the recommendation described above, the Board considered, in consultation with the Company's financial and legal advisors, numerous factors, including but not limited to those described below.

        The Board believes that the Offer substantially undervalues Oshkosh. The Company has outlined a clear and detailed strategy that it expects will deliver far greater value to its shareholders than the Offer price. The Company continues to aggressively deliver on its MOVE strategy, including strong results for its latest fiscal quarter. In fact, Oshkosh significantly beat Wall Street consensus estimates for each quarter of fiscal 2012. The Company is gaining momentum and the value opportunity of the MOVE strategy is substantial.

        The Board firmly believes—and research analysts and other parties seem to agree—that the Offer was timed to acquire the Company in the early stages of both the execution of the MOVE strategy and the market recovery—to capture value for Mr. Icahn that should belong to all Oshkosh shareholders. In fact, Mr. Icahn seems to admit by his own statements that the Offer undervalues Oshkosh. Moreover, Mr. Icahn's track record and conditional Offer create significant uncertainty as to when (if ever) the Company's shareholders would receive the consideration purportedly being offered. The Board encourages Oshkosh shareholders to firmly reject Mr. Icahn's lowball offer and distracting tactics—and the Board looks forward to continuing to work hard to execute the MOVE strategy and deliver value to shareholders.

The Board believes, and third-party observers have recognized, that operation of the Company pursuant to the MOVE strategy will deliver substantially greater value for the Company's shareholders than the Offer.

(1)	Adjusted earnings per share excludes net of tax restructuring related charges of	(1)	Based on Company estimates.
	$0.13, charges associated with the curtailment of pension and other postretirement benefit plans of $0.02, costs incurred in connection with a proxy contest of $0.05 and discrete tax benefits of $0.44 from GAAP reported earnings per share of $2.51.	(2)	Oshkosh Defense is the leading supplier of heavy, medium and tactical wheeled vehicles for the U.S. Armed Services.
E =	Company estimate for fiscal 2015.

  1.    Oshkosh has a detailed strategy to deliver substantial value to shareholders.

        The Board of Directors and management completed a strategic planning process including a comprehensive review of all strategic alternatives available to the Company. This review culminated in the creation and implementation of the MOVE strategy. At its recent Analyst Day held on September 14, 2012, the Company outlined a detailed roadmap for achieving the Company's target of doubling adjusted earnings per share from continuing operations to $4.00-$4.50 per share by fiscal 2015 compared to fiscal 2012 expectations, yielding a 23%-30% compound annual growth rate in earnings per share through the continued execution of the MOVE strategy. The four key components of the MOVE strategy include:

  •
  Market Recovery and Growth.    The Company expects to continue to capture market share and benefit in a market recovery. The recovery from a deep economic downturn is evident in the Company's non-defense businesses and is expected to significantly overcome the expected downturn in the Company's defense business. The Company is estimating a 10% compound annual growth rate in non-defense revenue from fiscal 2012 through fiscal 2015 assuming just a slow recovery. More importantly, the Company believes that even this modest market recovery expectation from fiscal 2012 to fiscal 2015 represents a $220 million operating income opportunity in its non-defense businesses. It is also notable that the Company's growth targets assume a baseline amount of defense sales (i.e., existing contracts and programs), and any new defense contracts won by the Company would offer additional upside to these estimates.

  •
  Optimize Cost and Capital Structure.    The Company is aggressively attacking its costs and targeting 250 basis points of incremental consolidated operating income margin by fiscal 2015 compared to fiscal 2011. The Company expects to achieve this increase in consolidated operating income margin solely through product, process and overhead cost reductions. The Company's targeted increase in consolidated operating income margin is not dependent on sales volume increases, and the Company intends to realize this increase without negatively affecting the Company's customers or brands. In addition, the Company has recently announced substantial changes to its employee benefit plans to reduce cash flow and expense volatility, including transitioning from defined benefit to defined contribution savings plans for salaried employees, reducing supplemental executive retirement plan benefits by more than 30% and eliminating post-employment health benefits for current salaried employees.

  •
  Value Innovation.    The Company seeks to expand sales and margins by leading its core markets in the introduction of new or improved products and new technologies. The Company expects value innovation to drive approximately $350 million of incremental annual revenue by fiscal 2015 compared to fiscal 2012.

  •
  Emerging Market Expansion.    Sales outside of the United States rose to 19% of the Company's sales in fiscal 2012, up from 17% in fiscal 2011. The Company is aiming to derive greater than 25% of its revenues from outside of the United States by fiscal 2015, and 30% by fiscal 2016. The Company expects these goals to be achieved through, among other things, expanding sales, service and manufacturing operations; forward deploying business development professionals for the Company's defense segment; developing products for global markets; and leveraging international facilities across the Company's business segments.

  2.    Oshkosh has delivered on the MOVE strategy with measurable results in fiscal 2012.

        The Company raised its fiscal 2012 performance outlook multiple times during fiscal 2012 as its execution of the MOVE strategy delivered tangible results. In addition, the Company now expects an annualized 62 basis point benefit to operating income margin for fiscal 2013 from optimizing cost initiative ("O" of MOVE) actions implemented in fiscal 2012. This represents an increase from the Company's estimate of 60 basis points on September 14, 2012. In fiscal 2012, the MOVE strategy also delivered results in:

  •
  Capturing Access Equipment Market Recovery.    The Company's access equipment segment net sales increased 42.3% to $2.92 billion in fiscal 2012 compared to fiscal 2011. Sales to external customers totaled $2.79 billion in fiscal 2012, a 43.7% increase compared to fiscal 2011. The segment realized double-digit sales increases in all regions of the world and across all product lines, generally as a result of replacement of aged equipment in North America and parts of Europe, as well as economic growth and increased product adoption in emerging markets. Access equipment operating income margins increased from 3.2% in fiscal 2011 to 7.9% in fiscal 2012.

  •
  Responding to Business Environment, Exiting Underperforming Businesses and Improving Profitability.    Management is proactively addressing the Company's business environment. The Company is executing its plan to address lower expected defense spending. The Company was awarded a Joint Light Tactical Vehicle Engineering and Manufacturing Development Award in August 2012. The Company remains focused on exiting underperforming non-core businesses, including the recent decisions to exit the ambulance and mobile medical businesses. The Company's FMTV program was profitable throughout fiscal 2012. The Company modified many of its benefit plans as described above. Results reflect these and other proactive steps as operating income margins improved in each of the Company's segments in the fourth quarter of fiscal 2012.

  •
  Increasing International Sales.    The Company's international sales increased 21% in fiscal 2012 compared to fiscal 2011. Importantly, the Company added business development, sales and service professionals in multiple global markets in fiscal 2012 to attain its global expansion targets. The Company announced a contract to produce 750 M-ATVs for the United Arab Emirates for delivery in fiscal 2013 as a result of these actions.

  •
  Accelerating Oshkosh Operating System Deployment.    The Company is accelerating its launch of the Oshkosh Operating System, a customer-centric, lean business system that provides the employee training and processes for the Company to effectively serve its external and internal customers, while creating and sustaining a lean cost structure. Oshkosh has fully embraced "strategy deployment," a methodology for developing breakthrough objectives and action plans, with rigorous monthly assessment of scorecards to measure progress and timely implement countermeasures to assure a higher probability of achieving its breakthrough MOVE objectives.

  •
  Exercising Prudent Capital Allocation.    The Company maintains a responsible leverage ratio and commenced a prudent approach to share repurchases in fiscal 2012, acquiring approximately 500,000 Shares after reinstituting a share repurchase plan in August 2012. The Company's strategy of maintaining a solid balance sheet will allow it to be opportunistic as it evaluates future capital allocation alternatives to enhance shareholder value, including reinvesting in the core business, taking advantage of potential external growth opportunities, and/or further return of capital to shareholders.

  3.    The MOVE strategy is building momentum.

        In the fourth quarter of fiscal 2012, the Company delivered adjusted consolidated operating income of $110.4 million and adjusted earnings per share of $0.65, compared to adjusted operating income of $87.4 million and adjusted earnings per share of $0.50 in the fourth quarter of fiscal 2011. The results from the fourth quarter of fiscal 2012 reflect improved operating income margins in each of the Company's segments.

  4.    The MOVE strategy has substantial upside—and the Offer is an opportunistic attempt by Mr. Icahn to capture the benefits of management's strategic initiatives before the market recovery and MOVE strategy gain significant momentum.

        Although evidence of improved results and a market turnaround are apparent, the Company is just beginning to realize the benefits of the market turnaround and the MOVE strategy. The Board and management believe that the market recovery and the MOVE initiatives will gain significant further momentum in fiscal 2014 and fiscal 2015 and that the Offer does not adequately compensate the Company's shareholders for this upside.

Housing Starts Forecast	Housing Starts and Mixer Shipments (1959-2011)

—Housing starts assumptions: 0.8 million in FY13; 1.2 million in FY14; and 1.4 million in FY15.	—Sources: Unit data—Truck Mixer Manufacturing Board; Housing Starts—U.S. Census Bureau.
—Concrete mixer parts demand was up 20% in fiscal 2012 and up more than 100% from the recessionary low.
—Wallboard loader demand recovery recently started.

        The Company believes the U.S. housing recovery has commenced, evidenced by a 15% increase in the rate of housing starts from August to September 2012. The Company believes housing fuels growth of the Company's concrete mixer and telehandler sales. The housing recovery is also expected to lead to a nonresidential construction recovery, enhancing the Company's aerial work platform and telehandler sales. Further, higher municipal tax receipts from a housing recovery would support higher Pierce fire apparatus sales and McNeilus refuse collection vehicle sales. The Company estimates that even a modest market recovery for its non-defense segments represents a $220 million operating income opportunity from fiscal 2012 through fiscal 2015. When coupled with the Company's margin expansion and growth initiatives, the Board believes that shareholders would forgo significant near term share price growth by tendering Shares at the $32.50 Offer price and would allow Mr. Icahn to capture this upside at their expense.

  5.    A substantial majority of Wall Street research analysts that cover the Company and that have expressed a viewpoint following the Company's Analyst Day and/or Mr. Icahn's Offer have reached the basic conclusions that: (i) they support the MOVE strategy and/or (ii) they believe the Offer undervalues the Company.

        The Company believes that the Wall Street sell-side research analyst commentary is instructive regarding the value opportunity available under the MOVE strategy and the Company's value as compared to the Offer.

        Post-Analyst Day Commentary.    Following the Company's September 14, 2012 Analyst Day, research analysts covering the Company expressed a largely favorable view of management and the MOVE initiatives, and several increased their valuation targets of the Company (which do not include a control premium) to prices well above the $32.50 per Share Offer price. Analysts have stated, among other things, their beliefs that the Company's current valuation is not yet fully reflective of the earnings potential over the next few years; that the Company's management has a history of over delivering on its estimates for the Company's results, and that the Company's 2013-2015 targets are likely reasonable; that the Company's cost reduction initiatives and product redesigns should yield significant margin improvements in coming years; and that the Company's valuation should reflect multiple expansion as the Company continues to deliver results under the MOVE strategy.

        Post-Offer Commentary.    Following Mr. Icahn's press release on October 11, 2012 indicating his intent to commence a tender offer, analysts have raised questions as to the overall credibility of the Offer, as well as its inadequate value versus the analysts' standalone valuation estimates (which do not include a control premium). Numerous analysts stated directly that the Offer undervalues the Company and that the MOVE strategy is a strong path forward for building value for the Company's shareholders. Analysts have stated, among other things, their beliefs that the Company's projections represent a growth story that would result in a significantly higher valuation than the Offer; that the Offer does not fully consider the Company's future free cash flow potential; that the MOVE strategy is the Company's best alternative for shareholders; and that shareholders should not sell into the Offer.

Mr. Icahn himself revealed that the Offer is an opportunistic attempt to buy the Shares when shareholders could make a lot more money holding onto them. The Offer enriches Mr. Icahn at the expense of other shareholders and does not offer a compelling premium.

        Since Mr. Icahn's first call to the Company on June 30, 2011, with his stock basis at approximately $29.00 per share, Mr. Icahn has repeatedly stated that the Shares are undervalued. Oshkosh agrees. The Company notes that the Offer price of $32.50 offered by Mr. Icahn in his highly contingent Offer represents a mere 12% premium to $29.00 per share, Mr. Icahn's basis in his Shares calculated from his June 30, 2011 Schedule 13D filing. If the Offer is consummated, Mr. Icahn's gain would be at the expense of the Company's other shareholders.

        Mr. Icahn stated publicly on the date the Offer was announced that "$32.50 short term is a good price. Long-term those people that want to stay with me, I think it will make a lot more money...[but] it could be a while," and "you know, the Company itself is worth a lot more, but not with this management," further indicating that Mr. Icahn believes that the Offer is opportunistic and significantly undervalues the Company's stock. The Board believes that Mr. Icahn is disparaging management because the Board and management did not pursue his ill-informed ideas to merge with Navistar or sell JLG at a time when it would not garner adequate value for the Company's shareholders, as well as the fact that the Board on several occasions denied Mr. Icahn's request to waive the important provisions of the Wisconsin Business Combination Statute intended to protect all shareholders. Purchasing the Company at an undervalued price fits with Mr. Icahn's longstanding strategy and is in Mr. Icahn's interests, but is not in the best interests of the Company's other shareholders.

        The Board further notes:

    •
    The Offer price represents a discount of 3% to the median price target of $33.50 prior to Mr. Icahn's announcement of his intention to launch a tender offer—which does not include a control premium—of the 12 research analysts that regularly cover the Company.

    •
    The $32.50 per Share Offer price represents a premium of only 21% over the Company's closing stock price on October 10, 2012, the day prior to Mr. Icahn's announcement. The $32.50 per Share price represents a premium of only 9.2% to the closing stock price of $29.76 on September 14, 2012, the date of the Company's Analyst Day.

    •
    A 21% premium is significantly lower than the 41% average premium for all-cash acquisitions of U.S. companies in transactions valued between $1-4 billion in 2011 and 2012 to date (where the average premium in completed hostile bids was 54%).

    •
    The Board believes that the Company is simply worth more than the Offer.

The Company has received an inadequacy opinion from its financial advisor.

        The Board considered the fact that Goldman Sachs rendered an opinion to the Board, subsequently confirmed in writing, that as of October 25, 2012, and based upon and subject to the factors and assumptions set forth in the written opinion, the consideration proposed to be paid to the holders (other than the Icahn Group and any of its affiliates) of Shares pursuant to the Offer was inadequate from a financial point of view to such holders.

        The full text of the written opinion of Goldman Sachs, dated October 25, 2012, which sets forth the assumptions made, procedures followed, matters considered and limitation on the review undertaken in connection with such opinion, is attached as Annex B. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer. The opinion of Goldman Sachs is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer, how any holder of Shares should vote with respect to the Icahn Proxy Contest (as defined in the Schedule TO) or any other matter.

The Board and management team have the right experience and a deeper understanding of the Company and its markets and are far more capable than Mr. Icahn of leading the Company forward, evaluating and pursuing strategic alternatives and delivering value to all Oshkosh shareholders. Mr. Icahn's track record of "ideas" for the Company since his initial investment would not have been in the best interests of Oshkosh shareholders.

        If a strategic opportunity, including a sale of the Company, were to be pursued, the Company's Board and management—who have guided the Company through the worst of the financial crisis and have the interests of all of shareholders, not just Mr. Icahn, in mind—are far more capable of guiding the Company through such a process than Mr. Icahn. The Board has always taken its fiduciary duties to shareholders very seriously and would discharge those duties properly in the context of analyzing any third-party proposal with respect to the Company. The Board and management have demonstrated this by open, regular communications with shareholders.

        Indeed, Mr. Icahn has promoted misguided ideas for the Company in the past, highlighting his lack of understanding of the Company and the industry in which it operates and his promotion of his own interests over the interests of other shareholders. During the proxy contest initiated by Mr. Icahn in the fall of 2011, Mr. Icahn advocated at various times that the Company either merge with Navistar or sell JLG. Pursuing either course would have been a mistake—even disastrous—for the Company. Navistar's stock price dropped sharply this year, from a 52-week high of $48.18 on February 3, 2012 to a low of $18.59 on October 25, 2012. JLG's operating income, on the other hand, increased 251% to $229.2 million, or 7.9% of sales, in fiscal 2012 compared to $65.3 million, or 3.2% of sales, in the prior year.

        Just recently, in fact, when asked if Mr. Icahn would try to combine the Company's defense business with Navistar, an idea similar to the Navistar/Oshkosh merger he first proposed during a CNBC interview in December 2011, Mr. Icahn stated "some people have mentioned that. It was mentioned a few times. There is no chance of that. We are not interested in that." Who knows what Mr. Icahn will suggest next for the Company, or whether he will disassociate himself again from his ideas after they prove to be specious. Based on his track record at Oshkosh, shareholders have every reason to be skeptical. One investor, quoted in an article published on October 11, 2012, even suggests that Mr. Icahn's latest idea for Oshkosh is only a tactic to allow him to "crawl out of his position with a profit."

        Now, Mr. Icahn is resurrecting his ideas for JLG, but again without providing any support for his conclusion that a spin-off of JLG would create value for Oshkosh shareholders. Last year, the Company discussed with its shareholders how the Board carefully analyzed alternatives for JLG and concluded they did not create value for the Company's shareholders, and the Board believes this conclusion has been proven correct. The Board's conclusion has not changed this year following multiple further reviews of JLG alternatives—the Board continues to believe that the best path forward for Oshkosh and its shareholders is executing the MOVE strategy. If Mr. Icahn had proposed an alternative that created greater value than the Company's current strategy, the Board would have been open to exploring that alternative. However, he has failed to do so.

        As part of his Offer, Mr. Icahn has added a new wrinkle to his flawed plan. He wants Oshkosh shareholders to tender into his Offer, and then states he will later pursue the spin-off of JLG. In other words, even if one believed Mr. Icahn's argument that this spin-off creates value, he wants shareholders to sell their Shares to him before they could share in the benefit of the spin-off. Although his tactics are confusing and try to obfuscate his true objectives, the consistent theme is clear—Mr. Icahn wants to take value from Oshkosh shareholders.

        The current Board and management have the right experience to lead the Company. The Board has extensive experience leading M&A and divestiture/spin-off transactions, direct experience with the Department of Defense, policy expertise, CEO and CFO experience and operational leadership. Twelve of the thirteen Oshkosh directors are independent, including the Company's non-executive, independent Chairman. Five of Oshkosh's independent directors joined the Board since October 2010, with three new directors added in the past eighteen months, providing a fresh perspective.

The Offer is coercive and provides no protection for shareholders who do not tender. Mr. Icahn has a recent track record of coercive actions towards minority shareholders.

        The Offer provides no protection whatsoever to Company shareholders who do not tender into the Offer. Shareholders face the threat that if they do not tender into the Offer, and the Offer is subsequently consummated, they may find themselves as minority shareholders in a Company with a new majority shareholder and a Board controlled by Mr. Icahn. Mr. Icahn makes no mention of any intention to consummate a second step merger if his Offer is successful. Further, Mr. Icahn has stated that, following the completion of the Offer, the Company may be delisted from the New York Stock Exchange and the remaining outstanding Shares deregistered (so the Company would no longer be required to file reports with the SEC). These events would almost certainly lead to a substantial decline in value of the remaining outstanding Shares. In addition, if the Wisconsin Business Combination Statute condition to the Offer is waived by Mr. Icahn rather than being satisfied prior to Mr. Icahn consummating the Offer, the Wisconsin Business Combination Statute will prevent Mr. Icahn from effecting a second step merger for three years following the date he acquires in the aggregate 10% or more of outstanding Shares.

        Minority shareholders have frequently complained about Mr. Icahn's tactics. In 2012, Mr. Icahn acquired an approximately 80% stake in CVR Energy, Inc. ("CVR Energy") through a tender offer and subsequent offer of $30 per share, which CVR Energy's board of directors and management team recommended against. Minority shareholders of CVR Energy have since sued Mr. Icahn based on his attempt to accumulate the remaining shares of the company that he did not already own at a lower price than he paid in the original tender offer. In 2009, at XO Holdings, Inc. ("XO Holdings"), an Icahn-controlled entity, a minority shareholder sued Mr. Icahn claiming that he failed to consider takeover offers when he was the majority owner. An affiliate of Mr. Icahn later made an offer to acquire shares of XO Holdings for significantly less than the original offers that XO Holdings received.

The identity and track record of Mr. Icahn, as well as the lengthy list of substantial conditions to the Offer, create significant uncertainty and risk.

        The Board believes that Mr. Icahn's poor track record in similar situations, coupled with the numerous conditions to the Offer, create significant uncertainties about the Offer.

  •
  Mr. Icahn has an extremely poor track record with respect to similar situations.  According to publicly available data, since 2000, affiliates of Mr. Icahn made public proposals to acquire all,

    or a substantial portion of, at least sixteen other public companies that were not in bankruptcy proceedings at the time, and launched a tender offer in respect of seven of these companies. Mr. Icahn and his affiliates failed to consummate all but one of these acquisition attempts.

  •
  Mr. Icahn's real intentions for the Company are unknown.  The Board notes that Mr. Icahn launched his tender offer and announced his intention to launch a proxy contest at the 2013 Annual Meeting shortly after a meeting among Mr. Icahn, Mr. Intrieri, Mr. Merksamer, Mr. Donnelly, Mr. Szews and Mr. Sagehorn. During that meeting, Mr. Icahn indicated he was not satisfied and that the Company was worth more than the $32.50 price contained in his subsequent Offer, and then discussed what he viewed as some of his possible options, including commencing a tender offer and/or a proxy contest at the 2013 Annual Meeting and a demand for two Board seats and that the Board waive the protections of the Wisconsin Business Combination Statute to allow him to purchase up to 20% of the outstanding Shares without statutory restrictions. As discussed in greater detail in "Item 8. Additional Information—Wisconsin State Anti-Takeover Laws—Business Combination Statute," the Wisconsin Business Combination Statute restricts 10% or greater shareholders from entering into certain types of business combination transactions with the Company for a period of three years after the 10% threshold is crossed if the Board did not approve the acquisition or the specific transaction in advance of the threshold being crossed. The Board has on several occasions decided against waiving the protections of the statute to allow Mr. Icahn to purchase greater than 10% of the outstanding Shares with the result that Mr. Icahn would not be subject to restrictions under the statute because it would not be in the best interests of the Company's other shareholders for the reasons described above.

  •
  The Offer contains a long list of conditions, including a condition that all of Mr. Icahn's nominees to the Board be elected at the 2013 Annual Meeting.  As described in Item 14 of the Icahn Group's Schedule TO and in "Item 2. Identity and Background of Filing Person—Tender Offer," the Offer is subject to sixteen substantive conditions, including the following:

  •
  Board condition

  •
  Wisconsin Business Combination Statute condition

  •
  Wisconsin Control Share Statute condition

  •
  No rights plan condition

  •
  No material adverse effect condition

  •
  No injunction condition

  •
  No adverse effect or diminution of value condition

  •
  10b-5 condition

  •
  HSR condition

  •
  No competing offer condition

  •
  The conditions give Mr. Icahn wide latitude not to consummate the Offer.  For example, the no material adverse effect condition permits Mr. Icahn not to purchase any Shares pursuant to the Offer if there is any actual or threatened change or development—in Mr. Icahn's judgment—since the date of the Offer in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the business of the Company that is outside of the ordinary course of the Company's business or that may (not will) be materially adverse to the Company, or if Mr. Icahn becomes aware of any fact that has not been previously publicly disclosed by the Company that—in Mr. Icahn's judgment—could reasonably be expected to have a material adverse effect on the value of the Shares.

    In addition, the Offer is subject to the election of all of Mr. Icahn's nominees to the Board at the 2013 Annual Meeting. There are no assurances that Mr. Icahn's nominees will be elected; none of Mr. Icahn's six nominees to the Board at the 2012 Annual Meeting were elected. If his nominees are elected, there are no assurances that Mr. Icahn's nominees, who would each have fiduciary duties to all of the Company's shareholders, would take the necessary action to waive the Wisconsin Business Combination Statute and Wisconsin Control Share Statute (each as discussed in greater detail in "Item 8. Additional Information—Wisconsin State Anti-Takeover Laws") and redeem the Rights.

    According to the Icahn Group's Schedule TO, all of the conditions to the Offer are for the sole benefit of Mr. Icahn and may be asserted by him regardless of the circumstances giving rise to any such condition. In other words, the Schedule TO claims that Mr. Icahn may assert that a condition has not been satisfied—even if the failure of such condition to be satisfied was caused by his action or inaction—and such determination will not be subject to challenge.

Consummation of the Offer would adversely impact the Company's other constituencies.

        The Board believes that the consummation of the Offer would have an adverse impact on the Company's employees, suppliers and customers, including the Company's defense customers, and the communities in which the Company manufactures and sells its products. The Board's belief is based on, among other things, remarks made by Mr. Icahn and his representatives and a comparison of the manner in which the Company is currently operated—in favor of long-term growth and enhancing shareholder returns over time—versus Mr. Icahn's focus on his own interests, without regard to these other constituencies or the Company's other shareholders.

Consummation of the Offer would trigger a mandatory repurchase offer for the Company's outstanding senior notes and a default under the Company's credit agreement. The Offer does not address how to fund these liabilities or the resulting effects on the Company.

        If Mr. Icahn consummates the Offer and becomes the beneficial owner of more than 50% of outstanding Shares or if Mr. Icahn's nominees are elected and constitute a majority of the Board and the current Board does not approve their nomination or election, then the Company will be required to make an offer to repurchase at a premium all of the Company's outstanding senior notes due 2017 and 2020 (of which $500 million in aggregate principal amount was outstanding as of September 30, 2012).

        In addition, beneficial ownership by Mr. Icahn of more than 30% of outstanding Shares or the election of Mr. Icahn's nominees constituting a majority of the Board when the current Board does not approve their nomination or election would trigger a default under the Company's credit agreement. In such event, the lenders under the credit agreement will have the right to cause all unpaid amounts under the credit agreement, which were $455 million as of September 30, 2012, to be immediately due and payable. The Schedule TO does not address this default or the impact it would have on the Company.

        The Schedule TO does not describe any plan, or source of funds, to finance these very significant liabilities that would result if the Offer is completed in accordance with its terms, nor does it describe a plan to deal with the very serious consequences to the Company and its remaining minority shareholders that would result in the event the Company is unable to satisfy these liabilities, or is able to satisfy them only by refinancing the debt on disadvantageous terms. The resulting prospect of holding a potentially delisted and unregistered minority equity interest in an insolvent entity is further evidence of the coercive nature of Mr. Icahn's Offer.

*        *        *        *

ACCORDINGLY, BASED ON THE FOREGOING, THE BOARD UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SHARES REJECT THE OFFER AND NOT TENDER ANY OF THEIR SHARES PURSUANT TO THE OFFER.

        The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendations. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and consulted with the Board's financial and legal advisors.

        In light of the number and variety of factors that the Board considered, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have given different weight to different factors.

        After considering the totality of the information and factors involved, the Board unanimously rejected the terms of the Offer and recommended that holders of Shares not tender any of their Shares pursuant to the Offer.

Intent to Tender

        To the Company's knowledge, after making reasonable inquiry, none of the Company's executive officers, directors, affiliates or subsidiaries intends to tender any Shares he, she or it holds of record or beneficially owns for purchase pursuant to the Offer.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used

        The Company has retained Goldman Sachs as its financial advisor in connection with, among other things, the Company's analysis and consideration of, and response to, the Offer. The Company has agreed to pay customary fees for such services, including an initial fee that is currently payable and advisory fees that will be payable whether or not the Offer is consummated. In addition, the Company has agreed to reimburse Goldman Sachs for certain expenses arising out of or in connection with the engagement and to indemnify it against certain liabilities relating to or arising out of the engagement.

        The Company has engaged Innisfree to assist it in connection with the Company's communications with its shareholders in connection with the Offer. The Company has agreed to pay customary compensation to Innisfree for such services. In addition, the Company has agreed to reimburse Innisfree for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of its engagement.

        The Company has also retained Joele Frank, Wilkinson Brimmer Katcher ("Joele Frank") as its public relations advisor in connection with the Offer. The Company has agreed to pay Joele Frank customary compensation for such services. In addition, the Company has agreed to reimburse Joele Frank for its out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of its engagement.

        Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company's shareholders with respect to the Offer.

Item 6.    Interest in Securities of the Subject Company

        Other than in the ordinary course of business in connection with the Company's employee benefit plans, no transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days, except for the following transactions:

Transactions by Executive Officers and Directors

Name	Date	No. of Shares or Options	Price Per Share	Transaction Description
Bryan J. Blankfield	09/19/2012	1,140	$28.92	Divestiture-Surrender of shares for tax withholding
	09/17/2012	11,000	—	Acquisition-Restricted stock award
	09/17/2012	20,000	—	Acquisition-Stock option award
	09/17/2012	11,000	—	Acquisition-Performance share award
Todd S. Fierro	09/17/2012	7,000	—	Acquisition-Restricted stock award
	09/17/2012	12,000	—	Acquisition-Stock option award
	09/17/2012	6,000	—	Acquisition-Performance share award
Gregory L. Fredericksen	10/04/2012	7.29	$27.42	Acquisition-Employee stock purchase plan
	09/19/2012	855	$28.92	Divestiture-Surrender of shares for tax withholding
	09/20/2012	1,140	$28.28	Divestiture-Surrender of shares for tax withholding
	09/17/2012	9,000	—	Acquisition-Restricted stock award
	09/17/2012	15,000	—	Acquisition-Stock option award
	09/17/2012	8,000	—	Acquisition-Performance share award
	09/07/2012	7.92	$25.27	Acquisition-Employee stock purchase plan
Scott R. Grennier	09/20/2012	277	$28.28	Divestiture-Surrender of shares for tax withholding
	09/17/2012	6,000	—	Acquisition-Restricted stock award
	09/17/2012	7,000	—	Acquisition-Stock option award
James W. Johnson	10/04/2012	7.29	$27.42	Acquisition-Employee stock purchase plan
	09/19/2012	798	$28.92	Divestiture-Surrender of shares for tax withholding
	09/17/2012	8,000	—	Acquisition-Restricted stock award
	09/17/2012	14,000	—	Acquisition-Stock option award
	09/17/2012	8,000	—	Acquisition-Performance share award
	09/07/2012	7.92	$25.27	Acquisition-Employee stock purchase plan

Name	Date	No. of Shares or Options	Price Per Share	Transaction Description
Wilson R. Jones	09/19/2012	1,384	$28.92	Divestiture-Surrender of shares for tax withholding
	09/17/2012	27,000	—	Acquisition-Restricted stock award
	09/17/2012	47,000	—	Acquisition-Stock option award
	09/17/2012	26,000	—	Acquisition-Performance share award
Joseph H. Kimmitt	09/19/2012	805	$28.92	Divestiture-Surrender of shares for tax withholding
	09/17/2012	8,000	—	Acquisition-Restricted stock award
	09/17/2012	14,000	—	Acquisition-Stock option award
	09/17/2012	8,000	—	Acquisition-Performance share award
Colleen R. Moynihan	09/19/2012	684	$28.92	Divestiture-Surrender of shares for tax withholding
	09/17/2012	7,000	—	Acquisition-Restricted stock award
	09/17/2012	12,000	—	Acquisition-Stock option award
	09/17/2012	6,000	—	Acquisition-Performance share award
Frank R. Nerenhausen	09/19/2012	796	$28.92	Divestiture-Surrender of shares for tax withholding
	09/17/2012	11,000	—	Acquisition-Restricted stock award
	09/17/2012	20,000	—	Acquisition-Stock option award
	09/17/2012	11,000	—	Acquisition-Performance share award
	08/23/2012	616	$25.30	Divestiture-Surrender of shares for tax withholding
Thomas J. Polnaszek	10/04/2012	14.59	$27.42	Acquisition-Employee stock purchase plan
	09/19/2012	1,123	$28.92	Divestiture-Surrender of shares for tax withholding
	09/17/2012	9,000	—	Acquisition-Restricted stock award
	09/17/2012	11,000	—	Acquisition-Stock option award
	09/07/2012	15.83	$25.27	Acquisition-Employee stock purchase plan
Mark M. Radue	10/04/2012	18.24	$27.42	Acquisition-Employee stock purchase plan
	09/17/2012	7,000	—	Acquisition-Restricted stock award
	09/17/2012	12,000	—	Acquisition-Stock option award
	09/17/2012	6,000	—	Acquisition-Performance share award
	09/07/2012	19.79	$25.27	Acquisition-Employee stock purchase plan
Michael K. Rohrkaste	09/19/2012	855	$28.92	Divestiture-Surrender of shares for tax withholding
	09/17/2012	9,000	—	Acquisition-Restricted stock award
	09/17/2012	15,000	—	Acquisition-Stock option award
	09/17/2012	8,000	—	Acquisition-Performance share award
David M. Sagehorn	09/17/2012	25,000	—	Acquisition-Restricted stock award
	09/17/2012	45,000	—	Acquisition-Stock option award
	09/17/2012	25,000	—	Acquisition-Performance share award

Name	Date	No. of Shares or Options	Price Per Share	Transaction Description
Gary W. Schmiedel	09/19/2012	853	$28.92	Divestiture-Surrender of shares for tax withholding
	09/20/2012	571	$28.28	Divestiture-Surrender of shares for tax withholding
	09/17/2012	8,000	—	Acquisition-Restricted stock award
	09/17/2012	14,000	—	Acquisition-Stock option award
	09/17/2012	8,000	—	Acquisition-Performance share award
John M. Urias	10/06/2012	2,280	$28.09	Divestiture-Surrender of shares for tax withholding
	09/17/2012	11,000	—	Acquisition-Restricted stock award
	09/17/2012	20,000	—	Acquisition-Stock option award
	09/17/2012	11,000	—	Acquisition-Performance share award

Transactions by the Company

Name	Date	No. of Shares	Price Per Share(1)(2)	Price Range(1)(2)	Transaction Description
Oshkosh Corporation	09/04/2012	2,269	$24.97	$24.82 - $25.00	Issuer open market purchase
Oshkosh Corporation	08/31/2012	800	$24.99	$24.97 - $25.00	Issuer open market purchase
Oshkosh Corporation	08/30/2012	2,500	$24.96	$24.91 - $25.00	Issuer open market purchase
Oshkosh Corporation	08/29/2012	25,415	$24.98	$24.92 - $24.99	Issuer open market purchase
Oshkosh Corporation	08/28/2012	50,972	$24.90	$24.57 - $25.00	Issuer open market purchase
Oshkosh Corporation	08/27/2012	124,855	$24.75	$24.45 - $24.95	Issuer open market purchase
Oshkosh Corporation	08/24/2012	5,400	$24.48	$24.06 - $25.00	Issuer open market purchase
Oshkosh Corporation	08/23/2012	3,038	$24.97	$24.85 - $25.00	Issuer open market purchase
Oshkosh Corporation	08/22/2012	75,420	$24.83	$24.49 - $25.00	Issuer open market purchase
Oshkosh Corporation	08/20/2012	5,252	$25.00	$24.99 - $25.00	Issuer open market purchase
Oshkosh Corporation	08/16/2012	55,929	$24.67	$24.14 - $25.00	Issuer open market purchase

(1)
Shares were acquired in multiple transactions each day at prices within the price range set forth in the column labeled "Price Range". The price reported in the column labeled "Price Per Share" is a weighted average price.

(2)
Excluding commissions.

Item 7.    Purposes of the Transaction and Plans or Proposals

        The Company routinely maintains contact with third parties, including other participants in its industry, regarding a wide range of potential business transactions. It has not ceased, and has no intention of ceasing, such activity as a result of the Offer. The Company's policy has been, and continues to be, not to disclose the existence or content of any such discussions with third parties (except as may be required by law) as any such disclosure could jeopardize any future negotiations that the Company may conduct.

        Except as described in the preceding paragraph or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

        Except as described above or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8.    Additional Information

Golden Parachute Compensation

        The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company's named executive officers that is based on or otherwise relates to the Offer, assuming that the Offer was consummated on October 15, 2012 and that the employment of the named executive officers was terminated on the same day by the Company other than by reason of death or disability or for cause (as defined in the KEESA) or by the executive for good reason (as defined in the KEESA) (a "Qualifying Termination").

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)(3)	Perquisites/ Benefits ($)(4)	Tax Reimbursement ($)(5)	Other ($)	Total ($)
Charles L. Szews	7,052,409	—	3,321,432	226,070	4,153,222	—	14,753,133
David M. Sagehorn	3,402,915	5,647,112	1,624,847	160,485	4,061,636	—	14,896,995
Wilson R. Jones	1,917,554	5,124,841	266,527	132,665	—	—	7,441,587
Bryan J. Blankfield	2,878,623	2,500,322	1,368,340	147,447	2,740,274	—	9,635,006
Joseph H. Kimmitt	2,639,187	1,928,407	638,887	77,193	1,963,572	—	7,247,246

(1)
Assumes a Qualifying Termination on October 15, 2012. Consists of a termination payment equal to the sum of the executive's annual salary plus the highest annual bonus award paid during the three years before the change in control, multiplied by the employment period specified in the KEESA (three years for Messrs. Szews, Sagehorn, Blankfield and Kimmitt, and two years for Mr. Jones). These amounts are all "double trigger" payments, which means they would not be triggered by a change in control of the Company unless the executive's employment is also terminated in a Qualifying Termination within the specified employment period.

(2)
All outstanding stock options and shares of restricted stock and a number of performance shares calculated as if the performance period ended on the date of the change in control would become vested upon a change in control of the Company. The amounts are calculated based on a change in control on October 15, 2012 and a value per share of $32.50, which is the Offer price, and consist of the following:

Name	Stock Options ($)	Restricted Stock ($)	Performance Shares ($)
Charles L. Szews	—	—	—
David M. Sagehorn	772,079	1,462,533	3,412,500
Wilson R. Jones	526,058	1,933,783	2,665,000
Bryan J. Blankfield	366,144	574,178	1,560,000
Joseph H. Kimmitt	303,407	422,500	1,202,500

  These amounts are all "single trigger" payments, which means they would be triggered by a change in control of the Company without regard to whether the executive's employment is also terminated.

(3)
For Messrs. Szews, Blankfield and Kimmitt, the amounts in this column consist of the value of (i) additional pension benefits equal to the difference between the amount the executive would actually be entitled to receive on retirement and the amount he would have been entitled to receive had he continued to work until the earlier of age 65 or the number of years remaining in the employment period specified in the KEESA (up to three years) and (ii) the difference between the unreduced social security benefit payable to the executive if his employment continued until his unreduced social security age and the actual social security benefit payable to the executive at the end of the employment period. For Mr. Sagehorn, $1,356,193 of the amount in this column is attributable to such benefits. These amounts are all "double trigger" payments, which means they would not be triggered by a change in control of the Company unless the executive's employment is also terminated in a Qualifying Termination within the employment period specified in the KEESA (three years for Messrs. Szews, Sagehorn, Blankfield and Kimmitt), and were calculated assuming a Qualifying Termination on October 15, 2012. For Mr. Jones, the amount in this column consists of the value of accelerated vesting of benefits under the Company's Executive Retirement Plan as a result of a change in control of the Company. For Mr. Sagehorn, $268,654 of the amount in this column is attributable to such accelerated vesting. These amounts are "single trigger" payments, which means they would be triggered by a change in control of the Company without regard to whether the executive's employment is also terminated.

(4)
Assumes a Qualifying Termination on October 15, 2012. Consists of the value of (a) continued life, hospitalization, medical and dental insurance coverage, (b) outplacement services and (c) legal and accounting advisor services, as follows:

Name	Insurance Continuation ($)	Outplacement Services ($)	Advisor Services ($)
Charles L. Szews	66,070	150,000	10,000
David M. Sagehorn	64,040	86,445	10,000
Wilson R. Jones	41,415	86,250	5,000
Bryan J. Blankfield	70,259	67,188	10,000
Joseph H. Kimmitt	5,593	61,600	10,000

  These amounts are all "double trigger" payments, which means they would not be triggered by a change in control of the Company unless the executive's employment is also terminated in a Qualifying Termination within the employment period specified in the KEESA (three years for Messrs. Szews, Sagehorn, Blankfield and Kimmitt, and two years for Mr. Jones).

(5)
Assumes a Qualifying Termination on October 15, 2012. Consists of reimbursement of any excise taxes triggered under Section 280G and Section 4999 of the Internal Revenue Code of 1986 by payments to the executive in connection with the Offer and a Qualifying Termination and any additional taxes on such reimbursement. These amounts are all "double trigger" payments, which means they would not be triggered by a change in control of the Company unless the executive's employment is also terminated in a Qualifying Termination within the employment period specified in the KEESA (three years for Messrs. Szews, Sagehorn, Blankfield and Kimmitt). In determining the amount of any tax reimbursements included in the table above, the Company made the following material assumptions: an excise tax rate of 20% under Section 4999 of the Internal Revenue Code of 1986 and individual tax rates of 44.2% for Messrs. Szews, Sagehorn and Blankfield and 42.2% for Mr. Kimmitt.

  Narrative to Golden Parachute Compensation Table

        Each of the named executive officers holds unvested stock options and unvested restricted stock and performance shares under the Oshkosh Corporation 1990 Incentive Stock Plan, the Oshkosh Corporation 2004 Incentive Stock and Awards Plan and the Oshkosh Corporation 2009 Incentive Stock and Awards Plan. The Offer, if consummated according to its terms, would constitute a change in control of the Company as defined in the plans, which will cause all of the outstanding unvested stock options and restricted stock, and a portion of the performance shares, to vest immediately. Each of the named executive officers is also a party to a KEESA, under which, following a change in control of the Company, the named executive officer would become entitled to a cash termination payment and other benefits upon a Qualifying Termination. For more information relating to these arrangements and the material conditions and obligations applicable to the receipt of benefits under the arrangements, see "Item 3. Past Contracts, Transactions, Negotiations and Agreements" (which is incorporated into this Item 8 by reference).

State Anti-Takeover Laws—Wisconsin

  Business Combination Statute

        The Company is subject to the Wisconsin Business Combination Statute, which, together with Sections 180.1142 to 180.1144 of the WBCL, regulates a broad range of "business combinations" between a resident domestic corporation and an "interested stockholder." Section 180.1140 of the WBCL defines a "business combination" to include (a) a merger or share exchange with an interested stockholder or a corporation which is, or after such merger or share exchange would be, an affiliate or associate of an interested stockholder, (b) a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to at least 5% of the aggregate market value of the stock or assets of the corporation or 10% of its earning power or income, (c) the issuance of stock or rights to purchase stock with a market value equal to at least 5% of the aggregate market value of all of the outstanding stock, (d) the adoption of a plan of liquidation and (e) certain other transactions, all involving an interested stockholder or an affiliate or associate of an interested stockholder. An "interested stockholder" is generally defined as a person who beneficially owns 10% of the voting power of the outstanding voting stock of a resident domestic corporation. The Wisconsin Business Combination Statute prohibits a corporation from engaging in a business combination (other than a business combination of a type specifically excluded from the coverage of the statute) with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, or "stock acquisition date," unless the board of directors of the corporation approved the business combination or the acquisition of stock that resulted in the person becoming an interested stockholder before such acquisition. Business combinations after the three-year period following the stock acquisition date are permitted only if (i) the corporation's board of directors has approved, before the interested stockholder's stock acquisition date, the purchase of stock made by the interested stockholder on that stock acquisition date; (ii) the business combination is approved by the affirmative vote of the holders of a majority of the voting stock not beneficially owned by the interested stockholder at a meeting called for that purpose; (iii) the interested stockholder pays a fair price, as defined in the Wisconsin Business Combination Statute, for the shares it acquires in the business combination; or (iv) the business combination is of a type excluded from the Wisconsin Business Combination Statute.

        If the Offer results in the Offeror becoming the beneficial owner of 10% or more of the Company's outstanding Shares, then the Offeror will become an "interested stockholder" under the Wisconsin Business Combination Statute. As a result, the Wisconsin Business Combination Statute would prohibit the consummation by the Company of any business combination, including a merger, with the Offeror, or any affiliate or associate of the Offeror, for a period of three years following consummation of the Offer, unless, prior to the consummation of the Offer, the Board of Directors approves the Offeror's acquisition of 10% or more of the Company's outstanding Shares or the business combination. In addition, the Wisconsin Business Combination Statute would prohibit the consummation by the Company of any business combination with the Offeror, or any affiliate or associate of the Offeror, at any time after the three-year period following the consummation of the Offer unless the requirements of the Wisconsin Business Combination Statute were met. It is a condition to the Offer that the Board of Directors has approved the purchase of the Shares by the Offeror in the Offer so that the provisions of the Wisconsin Business Combination Statute would not, at or following consummation of the Offer, prohibit, restrict or apply to any business combination involving the Company and the Offeror or any affiliate or associate of the Offeror.

  Control Share Statute

        The Company is subject to the Wisconsin Control Share Statute, which provides that, unless the board of directors of the corporation otherwise specifies, the voting power of shares, including shares issuable upon conversion of convertible securities or exercise of options or warrants, of a resident domestic corporation held by any person or persons acting as a group in excess of 20% of the voting power in the election of directors is limited to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from the resident domestic corporation, shares acquired in certain specified transactions, or shares which have had their full voting power restored by the vote of a majority of the shareholders of the corporation.

        If the Offer results in the Offeror acquiring in excess of 20% of the outstanding Shares, then the provisions of the Wisconsin Control Share Statute would apply and the Offeror's voting power in the election of directors would be limited to 10% of the full voting power of the Shares representing voting power in excess of 20%, unless the Board of Directors approves such acquisition of Shares prior to the consummation of the Offer or the Shares are restored to their full voting power by the vote of a majority of the shareholders of the Company. It is a condition to the Offer that the Board of Directors has specified that the Wisconsin Control Share Statute does not limit or affect the voting power of any of the Shares held by the Offeror or any of its affiliates or associates at or following the consummation of the Offer.

  Fair Price Statute

        The Company is subject to the provisions of Sections 180.1130 to 180.1132 of the WBCL (the "Wisconsin Fair Price Statute"), which provide that "business combinations" involving (1) a resident domestic corporation that has a class of voting stock registered or traded on a national securities exchange or that is registered under Section 12(g) of the Exchange Act of 1934, as amended (the "Exchange Act"), and (2) a "significant shareholder" or an affiliate of a significant shareholder are subject to a supermajority vote of shareholders. The Wisconsin Fair Price Statute defines a "business combination" to include (a) a merger or share exchange (except for certain mergers or share exchanges, including a subsidiary merger without shareholder approval pursuant to Section 180.1104 or Section 180.11045 of the WBCL) with a significant shareholder or a corporation which is, or after such merger or share exchange would be, an affiliate or associate of a significant shareholder or (b) the sale, lease, exchange or other disposition involving all or substantially all of the property and assets of a corporation to a significant shareholder or an affiliate of a significant shareholder. A "significant shareholder" is generally defined as a person who beneficially owns 10% or more of the voting power of the outstanding voting shares of a resident domestic corporation. Business combinations subject to the Wisconsin Fair Price Statute must be approved by at least 80% of the voting power of the corporation's stock and at least two-thirds of the voting power of the corporation's stock not beneficially owned by the significant shareholder who is party to the business combination or an affiliate or associate of a significant shareholder who is a party to the business combination, in each case, voting together as a single group. The supermajority voting provisions do not apply if the following fair price standards have been met: (i) the aggregate value of the per share consideration to be received by shareholders in the business combination is equal to the highest of (A) the highest price paid for any common shares of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination, whichever is higher, (B) the market value of the corporation's shares on the date of commencement of any tender offer initiated by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is higher or (C) the highest preferential liquidation or dissolution distribution to which holders of the shares would be entitled; and (2) either cash, or the form of consideration used by the significant shareholder to acquire the largest number of shares previously acquired by it, is offered.

        If the Offer results in the Offeror becoming the beneficial owner of 10% or more of the Company's outstanding Shares, then the Offeror will become a "significant shareholder" under the Wisconsin Fair Price Statue. As a result, any business combination with the Offeror, or any affiliate or associate of the Offeror, would be required to be approved by at least 80% of the voting power of the Company's outstanding Shares and at least two-thirds of the voting power of the Company's outstanding Shares not beneficially owned by the Offeror, or an affiliate or associate of the Offeror, unless the fair price standards of the Wisconsin Fair Price Statue were met.

  Corporate Take-Over Law

        Chapter 552 of the Wisconsin Statutes (the "Wisconsin Corporate Take-Over Law") regulates a broad range of "take-over offers," making it unlawful to make a take-over offer involving a "target company" in Wisconsin or to acquire any equity securities of such "target company" pursuant to the take-over offer unless a registration statement has been filed with the Wisconsin Division of Securities 10 days prior to the commencement of the takeover offer, or such takeover offer is exempted. The Wisconsin Corporate Take-Over Law also requires persons who beneficially own more than 5% of a class of outstanding equity securities of the target company to file certain ownership reports with the Wisconsin Division of Securities and requires the offeror and the target company to file materials soliciting the acceptance or rejection of a take-over offer with the Wisconsin Division of Securities. A "target company," as defined in the Wisconsin Corporate Take-Over Law, means a corporation (a) which is organized under the laws of Wisconsin or which has its principal office in Wisconsin, (b) that has substantial assets located in Wisconsin, (c) whose equity securities are registered under Section 12 of the Exchange Act and (d) which has either (i) at least 100 record holders who are residents of Wisconsin or (ii) at least 5% of the corporation's securities held by residents of Wisconsin.

        The registration statement requirement only applies to a target company that meets any one of the following requirements: (a) the "target company" does not have any of its securities registered under Section 12 of the Exchange Act, (b) the "target company" has at least 51% of its securities held of record by residents of Wisconsin or (c) the "target company" has at least 33% of its securities held of record by residents of Wisconsin, has its principal office in Wisconsin and its business or operations have a substantial economic effect in Wisconsin.

        The Company notes that it falls within the definition of "target company" and that the Wisconsin Corporate Take-Over Law will apply to the Offer. However, the registration statement requirement of the Wisconsin Corporate Take-Over Law is not applicable to the Company because the Company does not meet any of the three registration statement requirements.

State Anti-Takeover Laws—Other

        A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. The Offeror has stated in its Offer that it has not attempted to comply with state takeover statutes in connection with the Offer. In the event that it is asserted that one or more state takeover statutes apply to the Offer, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, as applicable, the Offeror may be required to file certain documents with, or receive approvals from, the relevant state authorities, and according to the Offer, the Offeror might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or be delayed in consummating the Offer. In such case, according to the Offer, the Offeror may not be obligated to accept for payment, or pay for, any Shares tendered in the Offer.

Appraisal or Dissenters' Rights

        No appraisal or dissenters' rights are available in connection with the Offer. In addition, if the Offer is successful and a subsequent merger involving the Company is consummated and the Shares continue to be listed on the New York Stock Exchange (the "NYSE") on the record date fixed for purposes of determining the holders of Shares entitled to receive notice of, and to vote at, a meeting to approve such merger (or for purposes of determining whether a merger may be consummated without a shareholder vote under Section 180.1104 of the WBCL), it is anticipated that holders of Shares will not have dissenters' rights under 180.1302 of the WBCL in connection with such merger.

        However, if the Offer is successful and a subsequent merger involving the Company is consummated and dissenters' rights do apply to such merger, whether because the Shares are no longer listed on the NYSE on such record date or otherwise, then shareholders who have not tendered their Shares in the Offer and do not vote in favor of the merger, and who otherwise comply with the procedures set forth in Sections 180.1301 to 180.1331 of the WBCL, will have certain rights under the WBCL to a judicial determination of the fair value of their Shares and to receive a cash payment equal to such fair value of their Shares, plus accrued interest, from the surviving corporation. Any such judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Offer or any subsequent merger or the market value of the Shares. The value so determined in any such proceeding could be the same as, more than or less than the price per Share to be paid in the Offer or any subsequent merger.

        The foregoing summary of the rights of dissenting shareholders under the WBCL does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any dissenters' rights under the WBCL and is qualified in its entirety by reference to Sections 180.1301 to 180.1331 of the WBCL. The preservation and exercise of dissenters' rights require strict adherence to the applicable provisions of the WBCL. Shareholders who sell Shares in the Offer will not be entitled to exercise dissenters' rights with respect thereto but, rather, will receive the purchase price paid in the Offer.

Rights Agreement

        The Company is a party to the Rights Agreement, the purpose of which is to protect the Company's shareholders against unsolicited attempts to acquire control of the Company that do not offer a fair price to its shareholders as determined by the Board. On October 25, 2012, the Board declared a dividend distribution of one right (a "Right") for each outstanding share of Common Stock to shareholders of record at the close of business on November 5, 2012 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a "Unit") of Series A2 Junior Participating Preferred Stock, par value $0.01 per share (the "Preferred Stock"), at a purchase price of $75.00 per Unit, subject to adjustment.

        Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate rights certificates ("Rights Certificates") will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a distribution date ("Distribution Date") will occur upon the earliest of (i) ten business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 10% (or 15% in the case of a "13G Institutional Investor," as defined in the Rights Agreement), or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), other than as a result of (x) repurchases of stock by the Company or (y) certain inadvertent actions by institutional or certain other shareholders; (ii) ten business days (or such later date as the Board shall determine) following the commencement after the date of the Rights Agreement of a tender offer or exchange offer that, if consummated, would result in a person or group becoming an Acquiring Person; and (iii) immediately prior to the acceptance for payment of the Common Stock tendered pursuant to any tender offer or exchange offer commenced by or on behalf of any person or group (other than the Company) prior to, and pending as of, the date of the Rights Agreement, that, if consummated, would result in such person or group becoming an Acquiring Person. In addition, no person who, at the time of the adoption of the Rights Agreement, beneficially owned 10% (or 15% in the case of a 13G Institutional Investor) or more of the outstanding shares of Common Stock shall be deemed to be an Acquiring Person, unless and until such person acquires beneficial ownership of additional shares representing 1% or more of the outstanding shares. For purposes of the Rights Agreement, beneficial ownership is defined to include ownership of options, warrants, convertible securities, stock appreciation rights, swap agreements or other securities, contract rights or derivative positions, whether or not presently exercisable.

        Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates (or, in the case of shares reflected on the direct registration system, by the notations in the book-entry account system) and will be transferred with and only with such Common Stock, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

        The Rights are not exercisable until the Distribution Date and will expire at 5:00 p.m. New York City time on October 25, 2013, unless such date is extended or the Rights are earlier redeemed, exchanged or terminated.

        As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with the Rights.

        In the event that a person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events described in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event described above until such time as the Rights are no longer redeemable by the Company as described below.

        In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged, or (iii) 50% or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. These events, along with those described in the preceding paragraph, are referred to as the "Triggering Events."

        At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group that have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

        No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

        At any time until ten business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

        Any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable, except to cure any ambiguity or correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provision therein.

        Until a Right is exercised, the holder thereof, as such, will have no separate rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends in respect of the Rights. Although the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as described above.

        The foregoing summary description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, a copy of which filed as Exhibit (e)(30) and is incorporated herein by reference.

United States Antitrust Clearance

        Under the HSR Act and the rules that have been promulgated thereunder by the FTC and the DOJ, certain acquisition transactions may not be consummated unless certain information has been furnished to the DOJ and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. According to the Schedule TO, the Offeror intends to file a Notification and Report Form with respect to the Offer with the FTC and the DOJ. The Company will be required to submit a responsive Notification and Report Form with the FTC and the DOJ within 10 calendar days of such filing.

        Under the provisions of the HSR Act applicable to the purchase of Shares pursuant to the Offer, such purchase may not be made until the expiration of a 15-calendar day waiting period following the required filing of a Notification and Report Form under the HSR Act by the Offeror.

        As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, 15 calendar days following the Offeror's HSR Act filing, unless early termination of the waiting period is granted by the FTC and the DOJ or the Offeror receives a request for additional information or documentary material prior thereto. If such a request is made to the Offeror, the waiting period will be extended until 11:59 p.m., New York City time, 10 calendar days after the Offeror's substantial compliance with such request, unless terminated earlier by the FTC and the DOJ. If such a request is issued, the purchase of and payment for Shares pursuant to the Offer will be deferred until the additional waiting period expires or is terminated. Thereafter, such waiting period can be extended only by court order or by the Offeror's voluntary agreement.

        Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. Subject to certain circumstances described in the Offer, any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. If the Offeror's acquisition of Shares is delayed pursuant to a formal request by the DOJ or the FTC for additional information and documentary material pursuant to the HSR Act, the Offer may, but need not, be extended.

        At any time before or after the consummation of the Offer, the DOJ or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking actions under the antitrust laws to enjoin consummation of the Offer. Private parties who may be adversely affected by the proposed transaction and individual states may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Foreign Antitrust Considerations

        The Company and its subsidiaries and the Icahn Group and certain of its affiliates conduct business in a number of countries outside of the United States in which the Company's products are currently sold. In connection with the purchase of Shares pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of approval of, governmental authorities therein. Competition authorities in certain of these foreign countries may refuse to grant required approvals or clearances, bring legal action under applicable foreign antitrust laws seeking to enjoin the purchase of Shares pursuant to the Offer or seek the divestiture of Shares acquired by the Offeror or the divestiture of substantial assets of the Company and its subsidiaries or the Icahn Group and its affiliates. There can be no assurance that the Offeror and the Company will obtain all required foreign antitrust approvals or clearances or that a challenge to the Offer by foreign competition authorities will not be made, or, if such a challenge is made, the result thereof.

        If any applicable waiting period has not expired or been terminated or any approval or exemption required to consummate the Offer has not been obtained, the Offeror may not be obligated to accept for payment or pay for any tendered Shares unless and until such approval has been obtained or such applicable waiting period has expired or exemption been obtained.

Effect of the Offer on the Company's Outstanding Indebtedness

        The agreements governing the Company's 8.25% Senior Notes due 2017 and 8.50% Senior Notes due 2020 (collectively, the "Notes") contain "change in control" provisions. These change in control provisions are triggered if any person or "group," as defined in the Exchange Act, directly or indirectly, acquires beneficial ownership in excess of 50% of outstanding Shares. Further, the change in control provisions are triggered if a majority of the directors on the Board consist of new directors whose election was not approved by the vote of a majority of the Company's current directors.

        In the event that the Icahn Group acquires ownership of more than 50% of the outstanding Shares, including as a result of the consummation of the Offer, and/or the majority of the Board is composed of the Icahn Slate after the 2013 Annual Meeting, and the nomination and election of such directors was not approved by the vote of the majority of the Company's current directors, the Company will be required to make an offer to repurchase all of the outstanding Notes at a price equal to 101% of the principal and unpaid interest on such Notes. As of September 30, 2012, $500 million in aggregate principal amount of the Notes was outstanding.

        In addition, the Company's senior secured credit agreement (the "Credit Agreement") contains "change in control" provisions. These change in control provisions, and an event of default, are triggered if any person or "group," as defined in the Exchange Act, directly or indirectly acquires beneficial ownership in excess of 30% of outstanding Shares. Further, the change in control provisions are triggered if a majority of the directors on the Board are not "Continuing Directors," which are defined as any member of the Board who was elected 12 months ago or subsequently became directors and whose election or initial nomination for election was approved by the majority of the Continuing Directors then on the Board.

        In the event that the Icahn Group acquires ownership of more than 30% of the outstanding Shares, including as a result of the consummation of the Offer, and/or the majority of the Board is composed of the Icahn Slate after the 2013 Annual Meeting, and the nomination and election of such directors was not approved by the Company's current directors, the lenders will have the right to declare all unpaid principal and interest immediately due and payable by the Company. As of September 30, 2012, the Company had a $455 million term loan facility outstanding and had approximately $179.8 million of letters of credit outstanding and availability of approximately $345.2 million under the under the Credit Agreement. If the Credit Agreement were accelerated following an event of default, holders of the Notes would have the right to accelerate the debts thereunder.

        The Company cannot assure shareholders that a replacement credit facility or other financing would be available on commercially reasonable terms, if at all. In short, if the Offer is consummated, the Company's liquidity and ability to operate its business could be materially and adversely impacted.

 NON-GAAP FINANCIAL MEASURES

        The Company reports its financial results in accordance with generally accepted accounting principles (GAAP) in the United States of America. The Company is presenting various operating results, such as operating income, income from continuing operations and earnings per share from continuing operations, both on a reported basis and on a basis excluding items that affect comparability of operating results. When the Company uses operating results, such as operating income, income from continuing operations and earnings per share from continuing operations, excluding items, they are considered non-GAAP financial measures. The Company believes excluding the impact of these items is useful to investors to allow a more accurate comparison of the Company's operating performance. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company's results prepared in accordance with GAAP. The table below presents a reconciliation of the Company's presented non-GAAP measures to the most directly comparable GAAP measures (in millions, except per share amounts):

	Three Months Ended September 30,		Fiscal Year Ended September 30,
Consolidated	2012	2011	2012	2011
Non-GAAP operating income	$110.4	$87.4	$401.6	$528.2
Restructuring-related charges	(10.6)	(8.3)	(18.6)	(18.2)
Curtailment expense	(3.4)	—	(3.4)	—
Proxy contest costs	(0.2)	—	(6.6)	—
Long-lived asset impairment charges	—	(2.0)	—	(2.0)

GAAP operating income	$96.2	$77.1	$373.0	$508.0

Non-GAAP provision for income taxes	$32.1	$24.4	$115.0	$163.5
Income tax benefit associated with pre-tax charges	(5.1)	(3.7)	(10.3)	(7.3)
Discrete tax benefits	(26.5)	(1.4)	(40.3)	(11.1)

GAAP provision for income taxes	$0.5	$19.3	$64.4	$145.1

Non-GAAP income from continuing operations attributable to Oshkosh Corporation, net of tax	$60.2	$45.5	$208.5	$280.8
Restructuring-related charges, net of tax	(6.8)	(5.3)	(11.9)	(11.6)
Curtailment expense, net of tax	(2.2)	—	(2.2)	—
Proxy contest costs, net of tax	(0.1)	—	(4.2)	—
Long-lived asset impairment charges, net of tax	—	(1.3)	—	(1.3)
Discrete tax benefits	26.5	1.4	40.3	11.1

GAAP income from continuing operations attributable to Oshkosh Corporation, net of tax	$77.6	$40.3	$230.5	$279.0

Non-GAAP earnings per share attributable to Oshkosh Corporation from continuing operations-diluted	$0.65	$0.50	$2.27	$3.07
Restructuring-related charges, net of tax	(0.07)	(0.06)	(0.13)	(0.13)
Curtailment expense, net of tax	(0.02)	—	(0.02)	—
Proxy contest costs, net of tax	—	—	(0.05)	—
Long-lived asset impairment charges, net of tax	—	(0.01)	—	(0.01)
Discrete tax benefits	0.29	0.01	0.44	0.12

GAAP earnings per share attributable to Oshkosh Corporation from continuing operations-diluted	$0.85	$0.44	$2.51	$3.05

 CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        This Statement includes forward-looking statements. To the extent this Statement constitutes proxy solicitation material to which the Private Securities Litigation Reform Act of 1995 (the "PSLRA") applies, the Company believes such statements to be "forward looking" within the meaning of the PSLRA. All statements other than statements of historical fact, including, without limitation, statements regarding the Company's future financial position, business strategy, targets, projected sales, costs, earnings, capital expenditures, debt levels and cash flows, plans and objectives of management for future operations, the value shareholders would receive under the terms of the Offer and the likelihood the Offer will be consummated, are forward-looking statements. When used in this Statement, words such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "should," "project" or "plan" or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, assumptions and other factors, some of which are beyond the Company's control, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Investors are, therefore, cautioned not to place undue reliance on any forward-looking statement. Any forward-looking statement speaks only as of the date of this Statement, and, except as required by law, the Company does not undertake to update any forward-looking statements to reflect new information, events or circumstances.

        Some important factors that could cause the Company's actual results to differ from the Company's expectations in these forward-looking statements include: the cyclical nature of the Company's access equipment, commercial and fire & emergency markets, especially in the current environment where there are conflicting signs regarding the future global economic outlook; the expected level and timing of the U.S. Department of Defense ("DoD") procurement of products and services and funding thereof; risks related to reductions in government expenditures in light of U.S. defense budget pressures and an uncertain DoD tactical wheeled vehicle strategy; the ability to increase prices to raise margins or offset higher input costs; increasing commodity and other raw material costs, particularly in a sustained economic recovery; risks related to the Company's exit from its ambulance business, including the amounts of related costs and charges; risks related to facilities consolidation and alignment, including the amounts of related costs and charges and that anticipated cost savings may not be achieved; the duration of the ongoing global economic weakness, which could lead to additional impairment charges related to many of the Company's intangible assets and/or a slower recovery in the Company's cyclical businesses than Company or equity market expectations; the potential for the U.S. government to competitively bid the Company's Army and Marine Corps contracts; risks related to the collectability of receivables, particularly for those businesses with exposure to construction markets; the cost of any warranty campaigns related to the Company's products; risks related to production or shipment delays arising from quality or production issues; risks associated with international operations and sales, including foreign currency fluctuations and compliance with the Foreign Corrupt Practices Act; risks related to actions of activist shareholders, including the amount of related costs; the Company's ability to successfully execute on its strategic road map and meet its long-term financial goals; risks and uncertainties associated with the Offer, the outcome of any litigation related to the Offer or any other offer or proposal, and the Board's recommendation to the shareholders concerning the Offer or any other offer or proposal.

        The foregoing list sets forth many, but not all, of the factors that could cause actual results to differ from the Company's expectations in any forward-looking statement. Investors should consider this cautionary statement, as well as the risk factors identified in the Company's periodic and current reports filed with the SEC, when evaluating the Company's forward-looking statements.

 ADDITIONAL INFORMATION AND WHERE TO FIND IT

        The Company, its directors and certain of its executive officers and employees may be deemed to be participants in the solicitation of proxies from shareholders in connection with the Company's 2013 Annual Meeting. The Company plans to file a proxy statement with SEC in connection with the solicitation of proxies for the 2013 Annual Meeting (the "2013 Proxy Statement"). SHAREHOLDERS ARE URGED TO READ THE 2013 PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Additional information regarding the identity of these potential participants, none of whom owns in excess of 1% of the Company's Common Stock, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the 2013 Proxy Statement and other materials to be filed with the SEC in connection with the 2013 Annual Meeting. This information can also be found in the Company's Annual Report on Form 10-K for the year ended September 30, 2011, filed with the SEC on November 16, 2011, and in the Company's 2012 Proxy Statement, filed with the SEC on December 12, 2011. To the extent holdings of the Company's securities have changed since the amounts printed in the 2012 Proxy Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

        Shareholders will be able to obtain, free of charge, copies of the 2013 Proxy Statement and any other documents (including the WHITE proxy card) filed by the Company with the SEC in connection with the 2013 Annual Meeting at the SEC's website (http://www.sec.gov), at the Company's website (http://www.oshkoshcorporation.com) or by writing to Ms. Margaret Wacholtz, Oshkosh Corporation, P.O. Box 2566, Oshkosh, Wisconsin, 54903-2566. In addition, copies of the proxy materials, when available, may be requested from the Company's proxy solicitor, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022 or toll-free at (877) 750-9499.

Item 9.    Exhibits

        The following exhibits are filed with this Statement:

Exhibit No.	Description
(a)(1)	Press release issued by the Company on October 11, 2012 (incorporated by reference to the pre-commencement Schedule 14D-9 filed on October 11, 2012).
(a)(2)
Memorandum to Employees of the Company from Charles L. Szews, Chief Executive Officer, dated October 11, 2012 (incorporated by reference to the pre-commencement Schedule 14D-9 filed on October 11, 2012).
(a)(3)	Opinion of Goldman, Sachs & Co., dated as of October 25, 2012 (included as Annex B to this Statement).
(a)(4)	Letter to the Company's Shareholders, dated as of October 26, 2012.*
(a)(5)
Press release issued by the Company on October 26, 2012 relating to the Company's filing of a Schedule 14D-9 and adoption of a shareholder rights plan (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, filed on October 26, 2012).
(a)(6)
Press release issued by the Company on October 26, 2012 relating to the Company's announcement of its financial results for its fourth fiscal quarter and fiscal year ended September 30, 2012 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, filed on October 26, 2012).
(a)(7)	Slides for the Company's conference call held on October 26, 2012.
(a)(8)	Memorandum to Employees of the Company from Charles L. Szews, Chief Executive Officer, dated October 26, 2012.
(e)(1)	Excerpts from the Company's Definitive Proxy Statement on Schedule 14A, filed on December 12, 2011.
(e)(2)
Credit Agreement, dated September 27, 2010, among Oshkosh Corporation, various subsidiaries of Oshkosh Corporation party thereto as borrowers and various lenders and agents party thereto (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on September 29, 2010).
(e)(3)
First Amendment to Credit Agreement, dated as of July 13, 2012, among Oshkosh Corporation, various subsidiaries of Oshkosh Corporation party thereto as borrowers and various lenders and agents party thereto (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on July 16, 2012).
(e)(4)
Indenture, dated March 3, 2010, among the Company, the Guarantors party thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on March 3, 2010).
(e)(5)
First Supplemental Indenture, dated September 27, 2010, among the Company, the Guarantors party thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 10-K for the year ended September 30, 2010, filed on November 18, 2010).
(e)(6)
Oshkosh Corporation 1990 Incentive Stock Plan, as amended through September 15, 2008 (incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended September 30, 2008, filed on November 14, 2008).

Exhibit No.	Description
(e)(7)	Form of Oshkosh Corporation 1990 Incentive Stock Plan Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-8, filed on September 15, 1995).
(e)(8)
Form of Oshkosh Corporation 1990 Incentive Stock Plan Nonqualified Director Stock Option Agreement (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8, filed on September 15, 1995).
(e)(9)
Oshkosh Corporation Executive Retirement Plan, amended and restated effective December 31, 2008 (incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the year ended September 30, 2008, filed on November 14, 2008).
(e)(10)
Form of Key Executive Employment and Severance Agreement between Oshkosh Corporation and each of Bryan J. Blankfield, Joseph H. Kimmitt, David M. Sagehorn and Charles L. Szews (each of the persons identified has signed this form or a form substantially similar) (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed on April 28, 2011).
(e)(11)
Form of Key Executive Employment and Severance Agreement between Oshkosh Corporation and each of Gregory L. Fredericksen, James W. Johnson, Wilson R. Jones, Frank R. Nerenhausen, Michael K. Rohrkaste, Gary W. Schmiedel and John M. Urias (each of the persons identified has signed this form or a form substantially similar) (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed on April 28, 2011).
(e)(12)
Form of Key Executive Employment and Severance Agreement between Oshkosh Corporation and each of Todd S. Fierro, Scott R. Grennier, Thomas J. Polnaszek and Mark M. Radue (each of the persons identified has signed this form or a form substantially similar) (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the year ended September 30, 2011, filed on November 16, 2011).
(e)(13)
Oshkosh Corporation 2004 Incentive Stock and Awards Plan, as amended through September 15, 2008 (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the year ended September 30, 2008, filed on November 14, 2008).
(e)(14)
Form of Oshkosh Corporation 2004 Incentive Stock and Awards Plan Stock Option Agreement for awards granted prior to September 19, 2005 (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-8, filed on April 28, 2004).
(e)(15)
Form of Oshkosh Corporation 2004 Incentive Stock and Awards Plan Stock Option Agreement for awards granted on and after September 19, 2005 (incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2005, filed on November 22, 2005).
(e)(16)
Form of Oshkosh Corporation 2004 Incentive Stock and Awards Plan Non-Employee Director Stock Option Award Agreement, for awards granted prior to September 19, 2005 (incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-8, filed on April 28, 2004).
(e)(17)
Form of Oshkosh Corporation 2004 Incentive Stock and Awards Plan Non-Employee Director Stock Option Award Agreement, for awards granted on and after September 19, 2005 (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2005, filed on November 22, 2005).

Exhibit No.	Description
(e)(18)	Summary of Cash Compensation for Non-Employee Directors (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K for the year ended September 30, 2011, filed on November 16, 2011).
(e)(19)
Confidentiality and Loyalty Agreement, dated March 20, 2007, between Oshkosh Corporation and Charles L. Szews (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on March 26, 2007).
(e)(20)
Second Amended and Restated Employment Agreement, effective as of April 26, 2011, between Oshkosh Corporation and Charles L. Szews (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed on April 28, 2011).
(e)(21)
Resolutions of the Human Resources Committee of the Board of Directors of Oshkosh Corporation, adopted September 17, 2007, approving terms of performance share awards under the Oshkosh Corporation 2004 Incentive Stock and Awards Plan (incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K for the year ended September 30, 2007, filed on November 21, 2007).
(e)(22)
Oshkosh Corporation Deferred Compensation Plan for Directors and Executive Officers (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed on May 1, 2008).
(e)(23)
Oshkosh Corporation 2009 Incentive Stock and Awards Plan as Amended and Restated, as amended January 18, 2012 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed on April 26, 2012).
(e)(24)
Framework for Awards of Performance Shares under the Oshkosh Corporation 2009 Incentive Stock and Awards Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on September 18, 2009).
(e)(25)
Form of Oshkosh Corporation 2009 Incentive Stock and Awards Plan Stock Option Award Agreement (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on September 18, 2009).
(e)(26)
Form of Oshkosh Corporation 2009 Incentive Stock and Awards Plan Restricted Stock Award for awards granted prior to September 19, 2011 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2009, filed on January 28, 2010).
(e)(27)
Form of Oshkosh Corporation 2009 Incentive Stock and Awards Plan Restricted Stock Award for awards granted on or after September 19, 2011 (incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K for the year ended September 30, 2011, filed on November 16, 2011).
(e)(28)
Form of Oshkosh Corporation 2009 Incentive Stock and Awards Plan Non-Employee Director Stock Option Award (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2009, filed on January 28, 2010).
(e)(29)	Letter Agreement, dated as of October 24, 2012, between Oshkosh Corporation and Colleen R. Moynihan.

Exhibit No.	Description
(e)(30)	Rights Agreement, dated as of October 25, 2012, between Oshkosh Corporation and Computershare Trust Company, N.A., as Rights Agent, including Terms of the Series 2A Junior Participating Preferred Stock as Exhibit A thereto, the form of Rights Certificate as Exhibit B thereto and the form of Summary of Rights as Exhibit C thereto (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on October 26, 2012).
(e)(31)
Articles of Amendment to the Amended and Restated Articles of Incorporation of Oshkosh Corporation (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on October 26, 2012).

*
Included in copy of Solicitation/Recommendation Statement on Schedule 14D-9 mailed to shareholders.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

OSHKOSH CORPORATION
By:	/s/ Charles L. Szews
	Name:	Charles L. Szews
	Title:	Chief Executive Officer

Dated: October 26, 2012

 ANNEX A

Conditions to the Offer

        The Schedule TO provides that notwithstanding any other provision of the Offer, the Offeror shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for, Shares tendered, if any one or more of the following conditions is not satisfied or waived by the Offeror prior to the expiration of the Offer:

  (1)
  the slate of directors nominated by affiliates of the Offeror being elected to the Company's board of directors in its entirety at the Company's upcoming annual shareholder meeting or being otherwise appointed as the entire board of directors (the "New Board") of the Company;

  (2)
  the Company's board of directors or the New Board shall having approved the purchase of the Shares by the Offeror in the Offer so that the provisions of Section 180.1141 of the WBCL would not, at or following consummation of the Offer, prohibit, restrict or apply to any Business Combination, as defined in Section 180.1140 of the WBCL, involving the Company and the Offeror or any affiliate or associate of the Offeror; and

  (3)
  the Company's board of directors or the New Board having specified as contemplated in Section 180.1150(2) of the WBCL that the provisions of Section 180.1150 of the WBCL do not limit or affect the voting power of any of the Shares held by the Offeror or any of its affiliates or associates at or following the consummation of the Offer.

        The Schedule TO further provides that notwithstanding any other provision of the Offer, the Offeror shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for, Shares tendered, if at any time prior to the expiration of the Offer, any of the following conditions shall occur:

  (a)
  a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which: (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment, purchase of or payment for any Shares by the Offeror; (ii) imposes or confirms limitations on the ability of the Offeror effectively to exercise full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by the Offeror pursuant to the Offer or otherwise on all matters properly presented to the Company's shareholders; (iii) imposes or confirms limitations on the ability of the Offeror to fully exercise the voting rights conferred pursuant to its appointment as proxy in respect of all tendered Shares which it accepts for payment; or (iv) requires divestiture by the Offeror of any Shares;

  (b)
  there shall have been any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency, which might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

  (c)
  there shall have been any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Company by any federal or state court, government or governmental authority or agency, which would have a material adverse effect upon the Company or the value of the Shares resulting from a change of control in the Company;

  (d)
  there shall have occurred: (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States; (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States; (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States; (v) a material change in United States or other currency exchange rates or a suspension or a limitation on the markets thereof; or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

  (e)
  there shall have been threatened, instituted or pending any action or proceeding before any court or governmental agency or other regulatory or administrative agency or commission or by any other person, challenging the acquisition of any Shares pursuant to the Offer or otherwise directly or indirectly relating to the Offer;

  (f)
  the Offeror shall have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings prior to the date of the Offer to Purchase in relation to all matters covered in earlier filings), in any document filed by or on behalf of the Company or any of its subsidiary entities with the SEC, which the Offeror shall have determined in its reasonable judgment is materially adverse to the Company;

  (g)
  there shall have occurred since the date of the Offer to Purchase, any change in the compensation paid or payable by the Company or its subsidiary entities to their directors, officers or employees, including the granting of additional shares, stock options or bonuses, in each case outside the ordinary course of business or not consistent with past practice, or the adoption of additional severance or other payments payable in the event of a termination of employment or change of control;

  (h)
  any change or development shall have occurred or been threatened since the date of the Offer to Purchase in the business, properties, assets, liabilities, financial condition, operations, results of operations, or prospects for the business of the Company or its subsidiary entities which is outside the ordinary course of the Company's or its subsidiary entities' business or may be materially adverse to the Company or its subsidiary entities, or the Offeror shall have become aware of any fact that has not been previously publicly disclosed by the Company that could reasonably be expected to have a material adverse effect on the value of the Shares;

  (i)
  the Company or its subsidiary entities shall have: (i) issued, or authorized or proposed the issuance of, any securities of any class, or any securities convertible into, or rights, warrants or options to acquire, any such securities or other convertible securities other than pursuant to the exercise or conversion of currently outstanding stock options or convertible securities; (ii) issued, or authorized or proposed the issuance of, any notes debentures or other debt securities or entered into, or authorized or proposed to enter into, any credit facility or any amendment to its existing credit facilities, or otherwise incurred, or authorized or proposed the incurrence of, any material indebtedness if such incurrence is outside the ordinary course of the Company's operations; or (iii) issued or authorized or proposed the issuance of any other securities, in respect of, in lieu of, or in substitution for, all or any of the presently outstanding Shares;

  (j)
  the Company, or its board of directors or any of the Company's subsidiary entities or any governing body thereof shall have entered into or effected, or authorized, proposed or announced its intention to propose: (i) any change to its articles of incorporation or bylaws; (ii) any merger, consolidation or business combination or reorganization transaction; (iii) any acquisition or disposition of assets outside of the ordinary course of business ; (iv) any material change in its capitalization; or (v) any event comparable to any of the foregoing events referred to in clauses (i) through (iv) of this paragraph (j) that is outside of the ordinary course of business;

  (k)
  The Company shall have adopted any plan or arrangement of the sort commonly referred to as a "stockholder rights plan" or "shareholders rights plan" or "poison pill" or any other similar plan, instrument or device that is designed to prevent or make, or has the effect of preventing or making, more difficult an unsolicited takeover of the Company;

  (l)
  a tender offer or exchange offer for some or all of the Shares shall have been made or publicly announced or proposed to be made, supplemented or amended by any person other than the Offeror; or

  (m)
  all waiting periods and any extensions thereof applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder, shall not have expired or terminated.

        The Schedule TO states that the foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such condition, and may be waived by the Offeror, in whole or in part, at any time and from time to time, prior to the Expiration Date, in the sole discretion of the Offeror and subject to the applicable rules and regulations of the SEC (including Rule 14d-4 under the Exchange Act). The failure by the Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Should the Offer be terminated pursuant to the foregoing provisions, all tendered Shares not theretofore accepted for payment pursuant thereto shall forthwith be returned to the tendering shareholders.

 ANNEX B

Opinion of Goldman, Sachs & Co.

[Letterhead of Goldman, Sachs & Co.]

PERSONAL AND CONFIDENTIAL

October 25, 2012

Board of Directors
Oshkosh Corporation
P.O. Box 2566
Oshkosh, Wisconsin 54903

Ladies and Gentlemen:

        You have requested our opinion as to the adequacy from a financial point of view to the holders (other than the Icahn Parties (as defined below) and any of their respective affiliates) of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Oshkosh Corporation (the "Company") of the $32.50 per Share in cash (the "Consideration") proposed to be paid to such holders in the Offer (as defined below). The terms of the offer to purchase (the "Offer to Purchase") and related letter of transmittal (which, together with the Offer to Purchase, constitutes the "Offer") contained in the Tender Offer Statement on Schedule TO filed by Icahn Enterprises Holdings L.P. ("Holdings"), IEP Vehicles Sub LLC, a wholly owned subsidiary of Holdings (the "Offeror"), Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II L.P., Icahn Partners Master Fund III L.P., High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Onshore LP, Icahn Offshore LP, Icahn Capital L.P., IPH GP LLC, Icahn Enterprises G.P. Inc., Beckton Corp. and Carl C. Icahn (Holdings, the Offeror, Mr. Icahn and such other entities, collectively, the "Icahn Parties"), with the Securities and Exchange Commission on October 17, 2012 (the "Schedule TO"), provide for an offer for any and all of the Shares pursuant to which, subject to the satisfaction or waiver of certain conditions set forth in the Offer, the Offeror will pay the Consideration for each Share accepted. We note that the Offer to Purchase provides that the Offer is conditioned on, among other conditions, the election or appointment of the entire Icahn Slate (as defined therein) to the Board of Directors of the Company.

        Goldman, Sachs & Co. and its affiliates are engaged in commercial and investment banking and financial advisory services, market making and trading, research and investment management (both public and private investing), principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company and its affiliates and the Icahn Parties and their respective affiliates and portfolio companies or any currency or commodity that may be involved in the Offer for the accounts of Goldman, Sachs & Co. and its affiliates and their customers. We are acting as financial advisor to the Company in connection with its consideration of the Offer and other matters pursuant to our engagement by the Company. We expect to receive fees for our services in connection with our engagement, including an initial fee that is currently payable and advisory fees that will be payable whether or not the Offer is consummated. The Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to the Company and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as the Company's financial advisor in connection with a proxy contest with the Icahn Parties in January 2012. We may also in the future provide investment banking services to the Company and its affiliates and the Icahn Parties and their respective affiliates and portfolio companies for which our Investment Banking Division may receive compensation. Affiliates of Goldman, Sachs & Co. also may have co-invested with the Icahn Parties and their respective affiliates from time to time and may have invested in limited partnership units of the Icahn Parties and their respective affiliates from time to time and may do so in the future.

        In connection with this opinion, we have reviewed, among other things, the Schedule TO, including the Offer to Purchase and related letter of transmittal contained therein; the Solicitation/Recommendation Statement of the Company to be filed on Schedule 14D-9 with the Securities and Exchange Commission on October 26, 2012, in the form approved by you on the date of this opinion; annual reports to shareholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended September 30, 2011; certain interim reports to shareholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its shareholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company, as prepared by the management of the Company and approved for our use by the Company (the "Forecasts"). We also have held discussions with members of the senior management of the Company regarding their assessment of the potential benefits for the Icahn Parties of the Offer and the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the defense and industrial and heavy equipment industries and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

        For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, the Icahn Parties or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal.

        Our opinion does not address the relative merits of the Offer as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the adequacy from a financial point of view to the holders (other than the Icahn Parties and any of their respective affiliates), as of the date hereof, of the Consideration proposed to be paid to such holders of Shares pursuant to the Offer. We do not express any view on, and our opinion does not address, the fairness, from a financial point of view, of the Consideration or any other term or aspect of the Offer. We do not express any view on, and our opinion does not address, the adequacy or fairness of the Consideration or any other term or aspect of the Offer, to, or any consideration received in connection therewith by, the Icahn Parties and any of their respective affiliates, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the adequacy or fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Offer, whether relative to the Consideration proposed to be paid to the holders of Shares pursuant to the Offer or otherwise. We are not expressing any opinion as to the prices at which Shares will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Offer and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer, how any holder of Shares should vote with respect to the Icahn Proxy Contest (as defined in the Offer to Purchase) or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration proposed to be paid to the holders (other than the Icahn Parties and any of their respective affiliates) of Shares pursuant to the Offer is inadequate from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co. (GOLDMAN, SACHS & CO.)

QuickLinks

  Item 1. Subject Company Information
  Item 2. Identity and Background of Filing Person
  Item 3. Past Contacts, Transactions, Negotiations and Agreements
  Item 4. The Solicitation or Recommendation
  Item 5. Persons/Assets, Retained, Employed, Compensated or Used
  Item 6. Interest in Securities of the Subject Company
  Item 7. Purposes of the Transaction and Plans or Proposals
  Item 8. Additional Information
NON-GAAP FINANCIAL MEASURES
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
ADDITIONAL INFORMATION AND WHERE TO FIND IT
  Item 9. Exhibits
SIGNATURE
  ANNEX A
  ANNEX B